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Follow-Up Materials

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REGISTRANT'S NAME Schwarz Pharma

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PROCESSED
APR 30 2004
THOMSON FINANCIAL

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FILE NO. 82- 4406 FISCAL YEAR 12-31-03

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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2004 APR 28 A 9:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No. 82-4406

AR/S
12-31-03

SCHWARZ PHARMA

Annual Report 2003

Contents

This Annual Report is published on the Internet: www.schwarzpharma.com

Financial Overview SCHWARZ PHARMA Group

(€ in million)		1999	2000	2001	2002	**2003**
Income Statement						
Net sales		705.9	736.2	767.7	963.5	**1,496.3**
Gross margin		412.1	431.6	466.0	638.5	**1,111.0**
Selling, general and administrative expense		293.2	301.0	313.2	378.5	**517.8**
R & D expense		77.1	91.5	107.0	124.2	**144.0**
Operating result		(29.8)	(3.6)	16.6	74.9	**260.5**
Net income		**8.3**	**13.6**	**40.5**	**48.4**	**132.5**
From the Consolidated Balance Sheet						
Cash and cash equivalents		35.6	24.0	32.3	161.3	**207.7**
Other current assets		261.3	219.4	259.0	304.6	**350.2**
Property, plant and equipment		164.9	179.5	193.0	172.0	**161.0**
Goodwill and other intangible assets		339.2	320.3	348.7	295.2	**214.0**
Long-term investments and other assets		66.1	73.7	71.9	107.3	**100.6**
Short and long-term debt		173.9	128.2	174.9	146.3	**76.9**
Other current liabilities		165.8	153.9	145.5	296.4	**271.0**
Accruals and other long-term liabilities		38.1	36.2	41.3	67.4	**108.7**
Shareholders' equity		489.2	498.7	543.3	530.4	**577.0**
Total		**867.0**	**817.0**	**904.9**	**1,040.5**	**1,033.6**
From the Cash Flow Statement						
Cash flow from operating activities		39.0	103.2	71.2	190.4	**174.2**
Depreciation / amortization (incl. impairment)		106.4	72.8	62.4	61.5	**80.4**
Cash flow from investing activities		12.1	(41.4)	(95.6)	(11.1)	**(12.8)**
Investments		(116.0)	(64.0)	(97.1)	(30.2)	**(35.6)**
Cash flow from financing activities		(42.6)	(74.4)	31.8	(35.6)	**(84.3)**
Key Figures						
Earnings Before Interests, Taxes, Depreciation and Amortisation (EBITDA)*	in € million	76.9	66.8	80.0	140.8	**343.8**
Earnings Before Interests and Taxes (EBIT)*	in € million	14.2	(3.7)	18.9	82.3	**289.0**
Earnings per share (Basic)	in €	0.19	0.31	0.92	1.10	**2.94**
Dividend per share	in €	0.52	0.28	0.60	0.60	**0.60**
Cash flow per share ** (Basic)	in €	0.87	2.35	1.62	4.31	**3.87**
Equity ratio	in %	56.4	61.0	60.0	51.0	**55.8**
Employees (annual average)	heads	3,347	3,233	3,428	3,739	**3,853**

* adjusted for one-time effects
** Cash flow from operating activities

We are on the Right Track



Positive business developments in the fiscal year 2003 and progress in developing our innovative drugs in neurology and urology confirm our strategy. As part of our innovative focus we will invest funds earned to secure and expand the sustainable earnings potential of SCHWARZ PHARMA.

Summary of Fiscal Year 2003

2003 was an exciting year, not just because of the developments surrounding omeprazole in the U.S. and the health reforms in Europe, but also because we were successful in advancing our development pipeline. The filing of the approval applications for our Parkinson patch Rotigotine CDS in the near future and the advances made in the clinical trials in all of the development projects are essential steps on our way toward becoming an innovative pharmaceutical company.

Sales Increased Significantly

The SCHWARZ PHARMA Group increased sales by 55% in 2003 to nearly EUR 1.5 billion. Operating income improved to EUR 260.5 million. Net income increased to EUR 132.5 million. This was primarily attributable to marketing of the generic drug omeprazole in the U.S. This cash flow has substantially strengthened the financial position of the SCHWARZ PHARMA Group.

The unexpected entry of competitors in the omeprazole market ultimately stood in the way of an even better sales and income development. Since August 2003, several competitors have also been offering generic omeprazole in the U.S., albeit without a final court decision about the question of patent infringement. As a consequence, the sales volume and especially the prices have decreased considerably. In October, this led to a correction of our sales and income expectations for 2003, which, however, are exceeded by the figures presented here.

We propose a dividend of EUR 0.60 per share. This takes into account the positive earnings development in 2003. At the same time, funds earned will be reinvested in the areas targeted as part of the innovative focus of the SCHWARZ PHARMA Group, and will thus be employed to secure and expand our earnings potential over the long-term. This reflects our firm intention to emphatically continue our strategy, which will also be characterized by high investments into research and development in the coming years.

Research & Development

In 1999, we chose innovative drug development as our path to the future, when we realized that the rules on pharmaceutical markets were



changing. The times when non-innovative medications can achieve high prices and significant market shares are gone for good. Government controls in Europe and increasing competitive pressure in the U.S. are the proof.

As a consequence, approximately five years ago we started to develop innovative drugs for the therapeutic areas of neurology and urology. Today, we can look at a respectable number of advanced projects in clinical development. Back then, we assumed that the considerable increases in expenditure for research and development as well as the preparation for marketing these projects, along with the simultaneous decreases in sales contributions from established drugs, would leave clear marks on our income statement. We therefore actively pursued additional sources of cash flow to fund our innovative strategy. The generic drug omeprazole in the U.S. is the most prominent example of such efforts.

Major Advances in Development Projects

SCHWARZ PHARMA's "Search & Development" strategy does not invest time and money in risky basic research but instead seeks co-operations with partners at universities, in research companies and within the biotechnology and pharmaceutical industries. Within the SCHWARZ PHARMA Group, the worldwide search for suitable compounds, and the activities associated with drug development, clinical development and regulatory approval are globally coordinated by SCHWARZ BIOSCIENCES with sites in Germany, Ireland, USA and Japan.
The work focuses on the therapeutic indications of neurology and urology.

Parkinson's Disease

Parkinson's disease is a function disorder of the central nervous system. The patients – roughly four million worldwide – suffer from a lack of dopamine, a messenger substance in the central nervous system, which is responsible for the co-ordination of movement. As a result of this shortage, patients are no longer able to control their movements reliably. Dopamine agonists attempt to compensate for this lack of dopamine. In contrast to dopamine agonists in tablet forms,



transdermal administration of **rotigotine** results in stable plasma levels which may lead to consistent efficacy and improved tolerability. This could be an important milestone in improving the quality of life of patients who suffer from this severe disease.

Multinational phase III clinical studies of the Parkinson patch, **rotigotine CDS,** with patients in early stages of Parkinson's disease were successfully completed in the fourth quarter of 2003. The results demonstrated the efficacy and safety of SCHWARZ PHARMA's Parkinson patch. The approval applications for the USA and Europe are planned for the third quarter of 2004. The new dopamine agonist rotigotine is applied once a day to the skin as a patch. CDS stands for "Constant Delivery System" and describes the continuous transdermal release of the compound from the patch. SCHWARZ

PHARMA has gained an international reputation in recent decades with its innovative patch technology.

A new phase I project has been added: **Rotigotine** as a **nasal spray** for the treatment of acute Parkinson's symptoms. Rotigotine nasal spray is expected to offer patients quick relief of the typical Parkinson symptoms, e.g. motor complications. The treatment for the indication of acute Parkinson symptoms is intended to supplement long-term therapy using the Parkinson patch.

Restless Legs Syndrome (RLS)

Many physicians are not yet sufficiently aware of RLS, which is a common neurological disorder. Up to 9% of the population – more women than men – suffers from this illness which is characterized by an unpleasant hyperkinesia and prickly sensations in the legs. The symptoms often appear during rest, but especially during



the night. This can lead to an unsafe, tired state during the day. It is suspected that the cause is a disruption of neural metabolism. Dopamine agents are thought to be an effective treatment for this condition.

For the treatment of Restless Legs Syndrome (RLS), the phase II b trial program with low doses of **rotigotine CDS** started according to plan in the second quarter of 2003.

Recruitment of patients was concluded successfully at the end of 2003. The results should be available in the third quarter of 2004. A pilot study has already shown promise of the efficacy of rotigotine CDS in this indication.

Epilepsy

"Epilepsy" is the name for a whole group of serious disorders which may be inherited or caused by trauma or organic damage. An abnormal increase in the activity of the central nervous system leads to epileptic seizures, which are manifested as disruptions of sensory or motor functions, which in turn may lead to subjective experience or overt physical signs. Approximately 5% of the population suffers an epileptic seizure once in their life. Anticonvulsants serve as prophylactics for epileptic seizures and are most often used as long-term therapy.

Phase IIb trials are currently in progress with the compound **harkoseride** for the treatment of epilepsy. The results of these trials which will treat 500 patients for 12 weeks will be available in the third quarter of 2004.

Rotigotine Nasal
acute Parkinson therapy

Screening

Year "0", exploration of new mechanisms of action Chemical structures are designed by computer simulation. Researchers also use international compound libraries in their work.

Optimization

1% of the screened compounds are registered as patents.
The potential use as a therapeutic agent is tested in cell cultures, biochemical experiments and with many other methods.

Preclinical development

Safety testing, dosage form, production process Comprehensive safety tests to rule out harmful effects. Evaluation of the dosage form. Development of a production process.

Clinical phase I

Approximately 3 years later: 5 of 5,000 compounds are left
Tolerance and safety tests with healthy study subjects. Research of the compound's effect on the body. First dosage tests and tests of interactions with other drugs.

Neuropathic Pain

Neuropathic pain is caused by a function disorder of the central nervous system. In contrast to "normal" pain, neuropathic pain does not serve any warning function. Approximately 11 million diabetics world-wide suffer from the consequences of this chronic pain condition, caused by the disease process associated with diabetes. Currently there is hardly any drug which relieves this pain and doctors and patients predominantly use anti-convulsants to fight it.

Phase II trials with **harkeroside** for the treatment of chronic pain caused by diabetic neuropathy have demonstrated a significant reduction of pain symptoms with very good tolerability. The pivotal phase III trial program started in the fourth quarter of 2003. The first results should be available in the third quarter of 2005.

Overactive Bladder Syndrome/ Urinary Incontinence

Overactive bladder syndrome is the inability to hold urine in one's bladder at will. Anti-muscarinic agents are used to reduce contractions of the bladder, and hence improve the ability to retain urine. Approximately 10% of the population over the age of 40, for the most part women, suffers from this disease. Patients are often subjected to social isolation due to the constant need to go to the toilet or even wetting themselves.

Clinical phase II	Clinical phase III	Approval	Market
Rotigotine CDS Restless-Legs-Syndrome **Pamirosin** (SPM 969) Benign Prostatic Hyperplasia	**Harkoseride** Epilepsy **Harkoseride** Neuropathic Pain **Fesoterodine** Urinary Incontinence	**Rotigotine CDS** Parkinson's Disease	
Therapeutic efficacy Efficacy testing with 100 to 500 patients over a longer time interval in a variety of clinical trials. Determination of the optimal dosage.	Efficacy and safety Studies involving up to several thousand patients. Confirmation of the therapeutic effect. Documentation of side effects and tolerability.	International approval processes Approval applications are filed with the corresponding administrative bodies (FDA, EMEA, etc.) In addition to the study results, data relating to the dosage form, production process, package insert, product name, and packaging are also reviewed.	Almost 10 years later: A new medicine The new medicine is introduced to the market with a brand name and is now available to doctors and patients as a modern therapy or treatment option.

By using anti-muscarincs such as **fesoterodine**, the number of trips to the toilet should be reduced to normal levels and incontinence episodes should be hindered or reduced.
The anti-muscarinic agent fesoterodine is a new chemical entity developed by SCHWARZ PHARMA.

With the promising results of the phase II program, which became available in February 2003, the compound **fesoterodine** for the treatment of overactive bladder syndrome / urinary urge incontinence, entered clinical phase III. After the completion of the preparations, the first subjects were enrolled at the end of October 2003. A total of about 2,000 patients will be treated in the USA and Europe. The first results should be available in the second quarter of 2005.

Benign Prostatic Hyperplasia (BPH)

Enlargement of the prostate leads to symptoms ranging from difficulties when urinating, to bladder or even kidney failure. More than 51 million men suffer from BPH. Statistically this is 50% of all men over the age of 50.

The new compound **pamirosin** is a drug for the treatment of benign prostatic hyperplasia (BPH). In 2003, phase I trials for pamirosin have been concluded as a condition for entering clinical phase II in 2004, which started on time. Pamirosin is an uroselective alpha-blocker, an established class for the treatment of benign prostatic hyperplasia.

Research & Development in 2004

We have plenty of plans also for 2004:

We will submit the approval applications for the Parkinson patch **rotigotine CDS** to the regulatory authorities in the third quarter of 2004.

Phase III trials with **fesoterodine** to treat urinary urge incontinence and with **harkoseride** for the indications epilepsy and neuropathic pain are progressing during the course of 2004.

Results of phase IIb for **rotigotine CDS** to treat RLS and for **harkoseride** for the treatment of epilepsy are expected in the third quarter 2004.

The BPH project with **pamirosin** will be developed in phase II. And we will run phase I studies for **rotigotine** as a nasal spray to treat acute Parkinson's disease.

In February 2004, we started a research and development collaboration with AmorePacific Corp., Seoul, Korea. This collaboration gives SCHWARZ PHARMA access to PAC20030. These drugs belong to the new class of VR1 (vanilloid) receptor antagonists which offer treatment options for various pain conditions. PAC20030 is currently in preclinical development. We will perform further preclinical studies and prepare for clinical development.

Growth Opportunities in the U.S.

Our existing base business with established drugs for the treatment of cardiovascular and gastrointestinal diseases and the continuing strong sales of the generic drug omeprazole will



generate the financial resources needed for developing and expanding these research and development projects.

At the same time, we are preparing our U.S. business for marketing our new medications. Success in the largest pharmaceutical market of the world is crucial for the overall success of a pharmaceutical company. The U.S. represents approximately 54% of global sales in the pharmaceutical industry and accounts for approximately 80% of earnings.

We therefore have established near-term growth opportunities in the United States. For this market, SCHWARZ PHARMA is developing promising drugs, which use a well-established compound in a new formulation or dosage form, and offer patients an additional benefit. The FDA has already approved two of the nine projects for use in primary care, gastroenterology and neurology and another project has received preliminary approval. The market launch of the first products is planned for 2004. Trilyte®, which supplements the product family of the gastro-intestinal drug Colyte®, has already been introduced. This will help us establish the sales representative teams necessary for marketing the pipeline products and will also give us an opportunity to introduce ourselves as competent partners on the neurology market.

Marketing Activities for the Parkinson Patch

The future belongs to research products and their successful marketing in international pharmaceutical markets. This is the focus of the entire SCHWARZ PHARMA Group. We will continue our investments in research and development and will also further pursue our efforts to establish the U.S. as our second "home" market.

Ultimately, success in the market matters most. Our marketing experts therefore accompany the development process from a market perspective and actively develop commercialization plans so that the final product is an optimal match for patient requirements. As an example, we worked with the patients to determine the most desirable format and color of the Parkinson patch rotigotine CDS. We also assured that the packaging is easy to open and that the patch itself is easy to apply to the skin. From our clinical trials we know that rotigotine is safe and effective. We are now preparing the international market launch.

This involves informing scientists and practising physicians at conventions and through scientific publications, as well as training our own sales representatives. Ultimately, world-wide our pharmaceutical sales representatives will offer comprehensive information to doctors and patients about the Parkinson patch and additional neurology drugs of SCHWARZ PHARMA.

Outlook 2004

As a consequence of the competition in the market for generic omeprazole in the U.S., along with the government healthcare reforms in



Europe, the company projects sales decreases to EUR 800 to 850 million, with the corresponding effect on the annual net income. The market launch of U.S. products and especially the anti-cyclical increase of the research and development budget are expected to lead to an additional reduction of income. Overall, we expect a marginally positive net income for 2004.

We will face challenges with undiminished energy, and the implementation of our innovative strategy will remain our primary focus. Important milestones were achieved in 2003. We will continue to pursue our strategy in 2004, and will be successful in the end: SCHWARZ PHARMA will be a competitive, innovative pharmaceutical company.

Our employees are key to SCHWARZ PHARMA's success, yesterday as well as tomorrow. We thank our employees for their commitment in the past year and we trust in their engagement in the future.

We would also like to thank our shareholders and business partners for their confidence in our strategy and our company.

Patrick Schwarz-Schütte
Jürgen Baumann
Iris Löw-Friedrich
Detlef Thielgen
Klaus Veitinger

Monheim, March 2004

Financial Year 2003


THE WALL STREET

The positive business development in 2003 has strengthen our balance sheet. We have reduced short-term debt significantly and have sufficient liquid funds. Our equity ratio increased to nearly 56%. Net income 2003 allows us to pay a dividend of 0.60 EUR per share and to invest into expansion of our earnings potential in line with our innovative strategy.

The Financial Year 2003 in Overview

In 2003 the SCHWARZ PHARMA Group increased sales by 55.3% to €1.5 billion.

Net income went up from €48.4 million in 2002 to €132.5 million. Corresponding earnings per share were €2.94 compared to €1.10 in 2002.

The proposed dividend is €0.60 per share. This proposal takes into account the positive earnings development in 2003. At the same time, funds earned shall be reinvested following the innovative orientation of SCHWARZ PHARMA and thus be employed to ensure and expand earnings potential over the long term.

The development pipeline now comprises seven projects in clinical development in the fields of urology and neurology. Submission of approval applications for the Parkinson patch is planned for the third quarter of 2004. The projects for the indications epilepsy and neuropathic pain as well as fesoterodine for urinary urge incontinence entered phase III. One new phase I project in the indication neurology was also initiated.

Sales Development 2003

The SCHWARZ PHARMA Group achieved a sales volume of € 1,496 million in 2003. This represents an increase of 55.3% compared to 2002. After adjustment for currency effects, the increase in sales volume was even higher at 76.3%, amounting to a sales volume of € 1,699 million.

Breakdown of sales by region

USA	64%
Europe	20%
Germany	14%
Asia	2%

USA

Sales advanced significantly in the U.S. from € 404.5 million to € 963.7 million (+138.2%). Calculated in U.S. dollars, the sales volume was US$ 1,086.6 million, up 185.2% from US$ 381.0 million in the previous year.

The generic drug omeprazole of the U.S. affiliate KUDCo made an essential contribution to this sales success in 2003: sales reached €784.3 million or US$ 884.3 million. KUDCo has been able to defend its leading position in the omeprazole market in spite of the unexpected market entry of three competitors. However, price level and sales quantities fell considerably during the second half of 2003 because of the new competitive situation. The generic drug omeprazole was introduced to the U.S. market in 2002 by KUDCo after a decision by the court of first instance had determined in October 2002 that there was no infringement of third-party patent rights. This decision was affirmed in December 2003 by the appellate court. Thus, KUDCo is the only company with a positive court decision, affirmed by the court of appeal and does not infringe the AstraZeneca patents of the original product. Generic omeprazole will remain an important contributor to sales and earnings of SCHWARZ PHARMA Group.

SCHWARZ PHARMA was also successful in another litigation in the U.S.: In January 2004 an U.S. appellate court agreed with SCHWARZ PHARMA's position in its decision regarding the formulation patent on Univasc® (Moexipril), a cardiovascular drug. The lower court's decision of March 2003 in favor of a competitor was reversed and the case was returned to the lower court.

Patented products like the cardiovascular drugs Verelan® PM (€38.3 million; +4%), and Uniretic® (€18.3 million; +31%) were also important contributors to U.S. growth.

Furthermore SCHWARZ PHARMA is opening up near-term opportunities for growth in the USA. SCHWARZ PHARMA develops drugs for this market, which use a well-established compound in an innovative formulation or medication form, and offer patients an additional benefit.
The market launch of the initial products is planned for 2004. In fact, Trilyte®, which extends the product line of the gastrointestinal drug Colyte® has already been launched. In conjunction with these products, the sales force, which is also important to marketing the NCE-pipeline, is being expanded.

Europe

The overall sales level in Europe decreased by 5.4% to €505.2 million. However, after adjustments for currency effects and divestitures of products, this decrease in comparison to the previous year was only 2.8%.

German sales fell by 8.5% to € 203.7 million. This was primarily attributable to the state-mandated 6% price. Adjusted for the effects of the German health care reforms the picture is more positive.

Sales development of the European affiliates:

	Sales 2003	Change	Adjusted by product sales/ exchange rate effects
France	€ 56.2 million	+ 0.1%	
Italy	€ 55.9 million	– 5.1%	+ 2.2%
Spain	€ 41.7 million	– 0.5%	+ 7.2%
Great Britain	€ 30.2 million	– 1.8%	+ 8.0%
Poland	€ 27.8 million	+ 0.1%	+ 14.4%
Other Eastern Europe	€ 23.5 million	+ 21.7%	

Break down of sales by indications	
Cardiovascular	27%
Gastro-Intestinal	59%
Others	8%
Urology	3%
Central Nervous System	3%

In Italy and Spain non-core products had been sold in 2002. Exchange rate effects concerned the British Pound and the Polish Zloty against the EURO. The other Eastern European business was primarily driven by the CIS nations.

The export business fell by 7.3% to € 49.3 million. As expected, the European production business with third parties decreased to € 16.9 million compared to € 23.0 million in the previous year.

Asia

The Asian affiliates of SCHWARZ PHARMA increased their sales contribution by 10.3% to € 27.3 million. After adjustments for currency effects, this increase actually totaled 31.1%.

Earnings Development 2003

Gross profit went up by 74.0% to € 1,111.0 million and thus improved better than sales. This was primarily attributable to the marketing of the generic drug omeprazole in the USA. This development was countered by the deterioration of the profit margins caused by the state-mandated price cuts in Europe and the competitive situation in the USA. Additionally, restructuring measures at the fine chemical site in Shannon/Ireland had a negative impact on earnings.



Selling, general and administrative expenses rose by 36.8% to € 517.8 million. The main reason for this increase were legal consulting and licensing fees as well as marketing activities associated with the generic drug omeprazole.

Research and development expense grew by 15.9% to € 144.0 million. This reflects the advanced development activities of the SCHWARZ PHARMA pipeline.

Amortization of intangible assets decreased by 8.7% to € 31.3 million. Extraordinary write downs pursuant to FAS 144 in the amount of € 25.6 million included an impairment of product rights in the first quarter of 2003. Due to the sale and the discontinuation of two strategically unimportant product lines in the U.S., production resources for the generic drug omeprazole were expanded as early as the end of March.

Other operating expenses totaled € 131.7 million. They resulted mainly from third-party profit sharing (Andrx and Genpharm) in the omeprazole earnings in the USA.

Operating income improved to € 260.5 million after € 74.9 million in the previous period. This significant increase is primarily attributable to the strong growth on the U.S. market.

Due to a decreased use of debt, the financial result improved from € –9.1 million to € –4.7 million. At € 14.7 million, other income remained at the previous year's level despite the expenses in connection with the divestiture of the production plant in Spain.

Net income before taxes improved to € 270.5 million, up from € 80.4 million in the previous year. Taxes on income increased to € 137.7 million, compared to € 32.0 million in 2002. The tax rate rose to 50.9%. The reasons for this increase are the impairment losses on product rights in the U.S. that were not tax deductible, as well as non-deductible marketing expenses in a number of European countries.

Net income for 2003 rose from € 48.4 million to € 132.5 million. Corresponding earnings per share were € 2.94 in 2003. Thus, sales and net income exceeded the forecasts published in October 2003.

In the course of the 2003 fiscal year there was an average € 45.0 million shares outstanding. As of December 31, 2003, there were € 45.4 million outstanding shares. The increase of 627,430 shares over 2002 is due to the exercises of stock options within the SCHWARZ PHARMA AG's Stock Option Program (ESOP) and the issue of employee shares. There were no reportable conversions (directors' dealings) from the ESOP. The diluted average number of shares was € 46.2 million, taking granted stock options into account, the corresponding earnings per share were € 2.87.

Financial Situation 2003

In 2003 cash flow from operating activities was €174.2 million, after €190.4 million in 2002. Cash flow from investing activities rose slightly to €12.8 million, compared to €11.1 million in the previous year. In 2003, SCHWARZ PHARMA had capital expenditures of €28.5 million for tangible assets such as the expansion of the

Investments (in € million)

	2002	**2003**
Intangible assets	8.2	**7.1**
Property, plant and equipment	21.9	**28.5**
Investments in marketable securities	0.0	**0.0**
Total	30.1	**35.6**

U.S. production capacities and the expansion of the fine chemical site in Shannon/Ireland. €7.1 million was spent on intangible assets, e.g. product rights and software. However, this outflow was offset by inflow from the sale of product rights in the USA and in Spain in the amount of €22.7 million.

During the past fiscal year, cash flow used by financing activities was € 84.3 million, compared to € 35.6 million in the previous year. The SCHWARZ PHARMA Group reduced its debt significantly by € 69.5 million in 2003. In addition, cash and cash equivalents rose by 28.8% to € 207.7 million. Shareholder's equity increased by 8.8% to € 577.0 million. At 55.8%, the equity ratio increased compared to the 2002 level of 51.0%. Total equity and liabilities decreased slightly by 0.7% to € 1,033.6 million by December 31, 2003.

Employees

As of December 31, 2003 the number of employees of the SCHWARZ PHARMA Group worldwide was 3,794. 2002 the Group employed 3,744 employees. The annual average increased from 3,739 to 3,853. The new employees were primarily hired for research and development.

Employees by sector

	2002	**2003**
Marketing & Sales	48%	**47%**
Production	26%	**25%**
Service	15%	**15%**
Research & Development	11%	**13%**

Employees by regions

	2002	**2003**
Germany	41%	**42%**
Europe	32%	**29%**
USA	19%	**21%**
Asia	8%	**8%**

Independent Auditor's Report

The following auditor's report was issued on the complete consolidated financial statements of SCHWARZ PHARMA AG – established in EURO – which will be published in the Bundesanzeiger and deposited with the Handelsregister (Commercial Register) of the Amtsgericht (Local Court) of Duesseldorf.

Independent auditor's report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement, the statements of changes in shareholders' equity and cash flows, the segment reporting as well as the notes to the financial statements, prepared by SCHWARZ PHARMA AG for the fiscal year from January 1 through December 31, 2003. The preparation and the content of the consolidated financial statements are the responsibility of the Company's Executive Board. Our responsibility is to express an opinion whether the consolidated financial statements are in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP) based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the fiscal year pursuant to U.S. GAAP.

Our audit, which also extends to the group management report prepared by the Executive Board for the fiscal year from January 1 through December 31, 2003 has not led to any reservations. In our opinion, on the whole the Management's Discussion and Analysis together with the other disclosures in the consolidated financial statements provide a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the Management's Discussion and Analysis for the fiscal year from January 1 to December 31, 2003 satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements and the Management's Discussion and Analysis in accordance with German law.

Ernst & Young
Deutsche Allgemeine Treuhand AG
Wirtschaftsprüfungsgesellschaft

Beyer	Lewe
Wirtschaftsprüfer	Wirtschaftsprüfer

Duesseldorf, February 20, 2004

Consolidated Balance Sheets

SCHWARZ PHARMA AG and Subsidiaries

US-GAAP, December 31 (€ in thousands)	Notes	2002	2003
Assets			
Current assets			
Cash and cash equivalents	2	161,324	**207,714**
Marketable securities		3,712	**4,870**
Accounts receivable, less allowances (2002: 2,2; 2003: 3,1)	2	171,805	**162,321**
Inventories	14	94,063	**115,830**
Prepaid expenses and other current assets		9,755	**7,217**
Deferred income taxes	13	25,274	**59,986**
Total current assets		**465,933**	**557,938**
Property, plant and equipment			
Land and buildings		125,946	**125,465**
Machinery and equipment		185,267	**180,136**
Construction in progress		2,478	**3,762**
Less accumulated depreciation		141,694	**148,322**
Total property, plant and equipment	15	**171,997**	**161,041**
Goodwill and other intangible assets net of accumulated amortization (2002: 286,8; 2003: 279,8)	15	**295,240**	**213,990**
Long-term investments and other assets	15, 16	**69,918**	**39,675**
Deferred income tax – non current	13	**37,363**	**60,957**
Total assets		**1,040,451**	**1,033,601**
Liabilities and shareholders' equity			
Current liabilities			
Short-term debt	17	50,860	**7,046**
Current portion of long-term debt	17	11,667	**6,656**
Accounts payable		53,570	**53,730**
Accrued liabilities and other current liabilities	2	193,846	**181,725**
Income and other tax liabilities		48,953	**35,518**
Total current liabilities		**358,896**	**284,675**
Long-term debt	17	**83,779**	**63,168**
Pensions	2, 19	**21,089**	**22,123**
Other accrued and non-current liabilities	2	**45,912**	**85,906**
Minority interests		**391**	**703**
Shareholders' equity			
Common stock (authorized 86,820,000 shares, issued 45,217,580 sharin 2002 and 45,833,280 in 2003)		58,783	**59,583**
Additional paid-in capital		144,034	**152,011**
Retained earnings		299,100	**404,784**
Treasury stock; at cost (493,000 shares in 2002 and 481,580 in 2003)		(8,032)	**(7,846)**
Accumulated other comprehensive income[1]		36,499	**(31,506)**
Total shareholders' equity	20	**530,384**	**577,026**
Total liabilities and shareholders' equity		**1,040,451**	**1,033,601**

[1] "Other Comprehensive Income" pursuant to SFAS 130 "Reporting Comprehensive Income".

Consolidated Statement of Income

SCHWARZ PHARMA AG and Subsidiaries
US-GAAP, for the fiscal year from January 1 to December 31

(€ in thousands; except per share amounts)	Notes	2001	2002	2003
Net sales		767,728	963,534	**1,496,279**
Cost of goods sold		301,710	325,065	**385,323**
Gross profit		**466,018**	**638,469**	**1,110,956**
Selling expense		254,078	293,175	**388,507**
General and administrative expense		59,117	85,334	**129,328**
Research and development expense		106,982	124,236	**144,025**
Amortization and depreciation of intangible assets		38,413	34,236	**31,269**
Impairment loss (pursuant to SFAS 144)		1,329	3,062	**25,589**
Other operating income (expense) – net		10,453	(23,490)	**(131,737)**
Operating income		**16,552**	**74,936**	**260,501**
Interest and similar income		3,613	2,499	**5,083**
Interest expense		8,036	11,637	**9,769**
Other income (expense) – net	11	52,985	14,605	**14,719**
Income before income taxes and minority interest		**65,114**	**80,403**	**270,534**
Income tax	13	24,822	32,032	**137,704**
Minority interest		(213)	(22)	**312**
Net income		**40,505**	**48,393**	**132,518**
Earnings per share (basic) in EUR	2, 21	**0.92**	**1.10**	**2.94**
Earnings per share (diluted) in EUR	2, 21	**0.92**	**1.09**	**2.87**

Consolidated Statement of Cash Flows

SCHWARZ PHARMA AG and Subsidiaries
US-GAAP, for the fiscal year from January 1 to December 31

(€ in thousands)	2001	2002	**2003**
Cash Flow from Operating Activities			
Net income Adjustments to reconcile net income to net cash provided by operating activities:	40,505	48,393	**132,518**
Depreciation and amortization	61,092	58,473	**54,774**
Impairment loss	1,329	3,062	**25,589**
Loss (Gains) on sales of tangible and intangible assets	1,153	(8,284)	**(4,119)**
Loss (Gains) on sales of long-term investments	0	(2,053)	**0**
Undistributed earnings of affiliates	3,385	(1,239)	**4,941**
Deferred income taxes	(7,108)	(15,284)	**(66,851)**
Net changes in assets and liabilities:			
Accounts receivable	(15,139)	(40,499)	**(8,022)**
Inventories	(4,669)	(13,475)	**(31,594)**
Other assets	(2,858)	(25,919)	**10,396**
Accounts payable	(681)	485	**2,641**
Accrued domestic and foreign taxes	(4,408)	37,596	**(8,073)**
Pensions	554	939	**(933)**
Other accrued liabilities	(1,979)	148,200	**62,977**
Net Cash Provided by Operating Activities	**71,176**	**190,395**	**174,244**
Cash Flow from Investing Activities			
Capital expenditures	(32,852)	(21,938)	**(28,497)**
Acquisition of businesses and intangible assets, net of cash acquired	(60,679)	(8,205)	**(7,076)**
Proceeds of sales of property, plant and equipment and intangible assets	1,509	12,736	**22,742**
Purchase of investments and marketable securities	(3,589)	(40)	**0**
Proceeds from sales/maturities of marketable securities	0	6,342	**0**
Net Cash Provided by (Used in) Investing Activities	**(95,611)**	**(11,105)**	**(12,831)**
Cash Flow from Financing Activities			
Net change in short-term borrowings	19,564	(5,430)	**(43,813)**
Proceeds from long-term debt	53,956	58,518	**1,089**
Repayments of long-term debt	(29,579)	(74,928)	**(23,715)**
Issuance (purchase) of treasury stock	0	9,780	**186**
Increase of capital stock/ additional paid-in capital	0	2,886	**8,778**
Dividends paid	(12,097)	(26,392)	**(26,835)**
Net Cash Provided by (Used in) Financing Activities	**31,844**	**(35,566)**	**(84,310)**
Effects of exchange rate changes on cash and cash equivalents	880	(14,682)	**(30,713)**
Change in cash and cash equivalents	**8,289**	**129,042**	**46,390**
Cash and cash equivalents at beginning of period	23,993	32,282	**161,324**
Cash and cash equivalents at end of period	**32,282**	**161,324**	**207,714**

Discussion of Segment Reporting

The SCHWARZ PHARMA Group has adopted FASB Statement No. 131, "Discussions about Segments of an Enterprise and Related Information" pursuant to U.S. GAAP. SFAS 131 contains regulations for segment reporting on the basis of internal management, controlling and reporting ("Management Approach").

Management responsibilities were modified within the SCHWARZ PHARMA Group during the 2002 reporting year to implement better controlling and to accommodate the spin-off of research and development activities into separate units. Consequently, the internal organizational structure of the SCHWARZ PHARMA Group is now as follows:

Europe

This segment includes the production and marketing of pharmaceutical products of all indications as well as local research and development activities in Europe.

USA/Asia

This segment focuses on the production and marketing of SCHWARZ PHARMA products on the North American and Asian market. In addition, some companies are involved in research and development activities for their local markets.

SCHWARZ BIOSCIENCES

SCHWARZ PHARMA has combined the development expertise, project management and the controlling of approval processes of the multinational-orientated research and developing activities into one umbrella organization. This includes the global "search" activities as well as pharmaceutical and clinical drug development. Schwarz BioSciences has facilities in Monheim, Germany, in the Research Triangle Park, North Carolina, USA, as well as in Shannon, Ireland.

Holding

The "Holding" segment bundles all centralized administrative activities that pertain to multiple sites, as well as financial and other holding activities.

Based on this differentiated presentation of Company activities, the Executive Board is the principal decision-making body for directing the business operations of the SCHWARZ PHARMA Group. All necessary comparative figures have been restated accordingly to reflect this change in the internal management and reporting structure.

Furthermore, SFAS 131 requires information be reported by regions and products, and specifies geographic segmentation into domestic and foreign categories.

The accounting methods used in the internal reporting by operating segment and geographic area comply with the accounting and measurement methods described in Footnote (1) of the Notes to the consolidated financial statements.

Based on the aforementioned information, the segment reports are as follows:

Segment Reporting by Operating Segment

Years ended December 31 (€ in thousands)	2001	2002	**2003**
Net Sales:			
Europe	557,845	580,844	**545,443**
USA/Asia	248,504	429,302	**991,049**
SCHWARZ BIOSCIENCES	0	0	**0**
Holding	56,452	56,358	**52,404**
Inter-segment elimination	(95,073)	(102,970)	**(92,617)**
	767,728	**963,534**	**1,496,279**
Operating income (loss) *before allocation of corporate expenses:*			
Europe	82,129	70,748	**41,431**
USA/Asia	12,042	80,899	**323,851**
SCHWARZ BIOSCIENCES	(62,988)	(57,673)	**(86,852)**
Holding	10,524	3,497	**14,579**
Inter-segment elimination	(857)	1,582	**(494)**
	40,850	**99,053**	**292,515**
Unallocated corporate expenses (a)	(24,298)	(24,117)	**(32,014)**
Operating income (loss)	**16,552**	**74,936**	**260,501**
Identifiable Assets:			
Europe	406,434	399,939	**375,433**
USA/Asia	354,367	368,073	**344,774**
SCHWARZ BIOSCIENCES	31,150	35,283	**52,042**
Holding	232,586	236,992	**223,596**
Inter-segment assets' elimination	(191,393)	(188,851)	**(200,598)**
	833,144	**851,436**	**795,247**
Corporate Assets (b)	71,805	189,015	**238,354**
	904,949	**1,040,451**	**1,033,601**
Long-lived Assets:			
Europe	227,138	210,335	**182,613**
USA/Asia	261,522	223,767	**141,268**
SCHWARZ BIOSCIENCES	8,649	11,558	**8,111**
Holding	67,485	68,596	**59,304**
	564,794	**514,256**	**391,296**
Corporate Assets (b)	10,728	10,349	**10,071**
	575,522	**524,605**	**401,367**
Goodwill:			
Europe	35,710	35,710	**35,710**
USA/Asia	9,706	8,220	**6,789**
	45,416	**43,930**	**42,499**
Additions to Tangible and Intangible Assets (c):			
Europe	18,967	15,437	**8,344**
USA/Asia	44,853	11,400	**17,578**
SCHWARZ BIOSCIENCES	3,027	2,763	**2,601**
Holding	5,799	3,445	**7,503**
	72,646	**33,045**	**36,026**
Depreciation/Amortization (d):			
Europe	26,479	25,878	**23,587**
USA/Asia	21,901	22,117	**44,111**
SCHWARZ BIOSCIENCES	1,370	2,291	**2,496**
Holding	12,671	10,188	**10,168**
	62,421	**60,474**	**80,362**

Segment Reporting by Geographic Area

Years ended December 31 (EUR in thousands)	2001	2002	2003
Net Sales, excluding inter-area sales:			
Germany	289,241	304,747	282,537
Europe (excluding Germany)	229,983	229,485	222,693
USA	230,851	404,512	963,700
Asia	17,653	24,790	27,349
	767,728	**963,534**	**1,496,279**
Long-lived Assets:			
Germany	132,001	135,480	115,506
Europe (excluding Germany)	168,071	151,797	132,431
USA	260,231	223,815	140,530
Asia	4,491	3,164	2,829
	564,794	**514,256**	**391,296**
Corporate Assets (b)	10,728	10,349	10,071
	575,522	**524,605**	**401,367**

The above overview segments the net sales and long-term assets of the Group by region. Pursuant to SFAS 131.38, all values were determined using the same method as the published consolidated data. The totals of the segment data therefore equal the consolidated values.

(a) Unallocated corporate expenses primarily relate to the Executive and the Supervisory Boards, general counsel as well as expenses of the legal, business development, international marketing and finance departments.
(b) Corporate assets comprise cash and cash equivalents, short- to long-term marketable securities, fixed assets of the headquarters facilities and assets held for sale.
(c) Additions to tangible and intangible assets do not include assets from changes in the scope of consolidation or currency translation effects.
(d) Depreciation and amortization include – similar to the additions to tangible and intangible assets – those of tangible and intangible assets.

Sales between geographic areas are effected at cost plus a reasonable profit mark-up. During 2003, 2002 and 2001 no customer accounted for more than 10% of consolidated net revenue.

Within their respective operating segments, net sales and operating income are broken down as follows:

Segment: Europe

EUR million	2001	2002	**2003**
Net Sales	557.8	580.8	**545.4**
Operating result	82.1	70.7	**41.4**

Sales development in Europe

After a sales decline in 2001, sales in the European market increased by 4.1% in 2002. In 2003, total sales declined by 6.1% in Europe. This was due to exchange rate effects and divestitures of products, as well as the result of government-mandated price reductions and health care reforms on the other.

Germany
The development of the German sales company was impacted by the health care reforms: While net sales rose by 6.0% in 2002, sales declined in 2003 by 8.5% to EUR 203.7 million. This was primarily attributable to the state-mandated 6% price cut on approximately 60% of the German product line. The new price-fixing regulations, which provide lower fixed prices for SCHWARZ PHARMA products, are also reflected here. Once these negative effects of the German health care reforms are adjusted, a more positive picture is shown.

The concentration within the product portfolio of SCHWARZ PHARMA Deutschland GmbH on innovative, patented products proves to be the right strategy. While sales of non-patented products declined, sales of licensed and patented products (Provas®, Atmadisc®) showed positive results.

In 2003, the best-selling drug of SCHWARZ PHARMA Deutschland GmbH was the gastrointestinal drug Rifun® (pantoprazol) which achieved annual sales of EUR 34.2 million (–4.3%), followed by the anti-asthmatic agent Atmadisc® (salmeterol/fluticason) and the antihypertensive drug Provas® (valsartan) with sales of EUR 29.6 million (+6.8%) and EUR 26.6 million (+9.9%), respectively. Even though the established drugs like the cardiovascular compound Prostavasin® (alprostadil) for the treatment of peripheral arterial occlusive disease, and Isoket® (isosorbid dinitrate) for the treatment of coronary heart disease, suffered sales setbacks as a consequence of the health care reforms, they continue to rank among the five best-selling products in Germany with sales of EUR 22.7 million (–16.5%) and EUR 19.1 million (–16.2%), respectively.

France
At EUR 56.2 million (+0.1%), sales in France were slightly over the previous year's level. The best-selling products were the migraine medication Seglor® (dehydroergotamine) with EUR 12.1 million (+7.2%), the gastro-intestinal agent Vogalene® (metopimazin) with EUR 8.9 million (+18.2%) and the high blood pressure drug Kerlone® (betaxolol) with EUR 8.8 million (–1.3%). An additional dosage form of Vogalene® was launched on the market in December 2003.

Italy
Adjusted for divestitures of products, sales volume rose in Italy by 2.2% to EUR 55.9 million; without adjustments, sales fell by 5.1% compared to the previous year. In 2002, two cardiovascular drugs were sold with a sales volume of slightly more than four million euros. The best-selling product continues to be Deponit®

(glycerol trinitrate), a compound patch for the treatment of angina pectoris, with EUR 13.5 million (–8.9%). While the innovative cardiovascular drug, Clivarina® (reviparin natrium), rose to second place in the list of best-selling products with EUR 10.5 million (+28.1%), Primesin® (fluvastatin) again boasted the highest percentage sales increase (+50.5% to EUR 5.7 million). Only Lorans® (lorazepam), a compound for anxiety disorders, reached third place in front of Primesin®, with EUR 7.3 million (-12.7%) in sales.

Spain

Sales in Spain declined by 0.5% to EUR 41.7 million. However, after adjustments for the divestiture of a major portion of the antibiotics product line, and taking into account the disposal of production capacities in the third quarter of 2003, sales actually increased by 7.2%. The sales development in Spain is marked by drastic state-mandated measures. The state-mandated price cuts (up to 50% at the end of 2003) and intense competition from generic products had a negative impact on sales. Sales of the best-selling product Norpramin® (Omeprazole), a drug for the treatment of stomach ulcers, declined to EUR 10.4 million (–24.1%), followed by the cardiovascular medication Liposcler® (lovastatin), with EUR 7.3 million (–15.7%). In contrast, the development of the anti-hypertensive compound Miten®/Miten Plus® (valsartan), which had been licensed in November 2001, was a good success. Sales of this product rose by +86.8% to EUR 6.6 million.

Great Britain

In Great Britain sales fell by –1.8% to EUR 30.2 million, but, when measured in local currency, they actually rose by 8.0%. The two products with the highest sales contribution were Tylex® (paracetamol, codeine), a pain killer, and Elantan® (isosorbid mononitrate), for the treatment of angina pectoris, which achieved sales of EUR 11.2 million (–21.2%) and EUR 6.8 million (–14.8%), respectively. Dioctyl® (docusate sodium), a gastrointestinal drug, achieved sales of plus 41.2% to EUR 4.7 million. The newly-licensed Benzamycin® Gel (benzoyl peroxide/erythromycin), an attractive combination for the treatment of mild to moderate acne, posted a good start with sales volume of EUR 2.5 million.

Poland

Sales in the Polish market were slightly higher than the level of the previous year with EUR 27.8 million (+0.1%), in local currency they actually rose by 14.4%. While Effox® (isosorbid mononitrate), a proven cardiovascular compound, posted sales of EUR 9.5 million (–17.1%), Cardin® (simvastatin), a compound for the treatment of coronary heart disease, posted a sales increase of +49.6% to EUR 9.4 million.

Eastern Europe, production business and export sales

"Eastern Europe" is now reported as a separate area and includes multiple Eastern European countries, where SCHWARZ PHARMA is represented with its own organizations (the CIS nations, The Czech Republic, Slovenia, and Bulgaria). SCHWARZ PHARMA recognizes this area separately based on the positive growth dynamic in these attractive markets. Additional countries in this region shall be added. Sales in this region posted a significant jump of 14.5%, from EUR 19.3 million to EUR 22.1 million. This sales increase principally occurred in the CIS nations. The best selling product was Isoket® (isosorbid dinitrate) for the treatment of coronary heart disease with EUR 14.0 million.

Due to expiring delivery agreements the production business in Europe with third parties decreased as expected to EUR 16.9 million after EUR 23.0 million in the previous year.

The export business with other countries of the world (RoW), which from the organizational point of view belong to Europe decreased by 7.3% to EUR 49.3 million. The best-selling products were Elantan® (isosorbid mononitrate) and Deponit® (glycerol trinitrate), with EUR 13.5 million and EUR 12.6 million, respectively.

Operating income Europe

After reaching EUR 82.1 million and EUR 70.7 million in the 2001 and 2002 fiscal years, respectively, the past fiscal year ended with an operating income of EUR 41.4 million. In this respect, one-time restructuring measures had a significant negative impact on income. In the production area SCHWARZ PHARMA is preparing itself for the marketing of the pipeline products. Thus, at its location in Shannon, Ireland SCHWARZ PHARMA is expanding the activities for the production of fine chemicals in order to be able to produce the compounds for the pipeline products. At the same time, pharmaceutical bulk production for Europe is being concentrated at the Zwickau site in Germany. As a consequence, the production plant in Spain was disposed of in the third quarter of 2003. The restructuring expense of almost EUR 13 million resulting from these measures did have a negative influence on earnings. The German health care reforms also impacted earnings. In order to compensate for further price discounts as of January 1, 2004, SCHWARZ PHARMA cut approximately 170 jobs with the required one-time restructuring expenses. State-mandated price-cuts and increased competition from generic products also had a negative impact on the operating income in other countries.

Segment: USA/Asia

EUR million	2001	2002	**2003**
Net Sales	248.5	429.3	**991.0**
Operating result	12.0	80.9	**323.9**

Sales development USA

The U.S. business posted a significant increase in sales of 138.2% (currency adjusted even as high as 185.2%) to EUR 963.7 million. Sales in the USA were dominated by the marketing of the gastrointestinal drug Omeprazole. The Omeprazole formulation of Kremers Urban Development Company (KUDCo), a wholly-owned subsidiary of SCHWARZ PHARMA, is a bio-equivalent generic version of the AstraZeneca medication that is sold in the USA under the brand name Prilosec®. Prilosec® is prescribed for the treatment of stomach and duodenal ulcers, reflux esophagitis (GERD) and erosive esophagitis. It was the second best-selling drug in the USA in 2001 with sales in excess of USD 3.7 billion.

After the successful elimination of the bottlenecks in production capacity in the first quarter of 2003, Omeprazole achieved sales of EUR 595.8 million (USD 656.0 million) up to the second quarter of 2003. On August 4, 2003, a competitor made a surprise announcement that it was bringing its generic version of Omeprazole on the U.S. market, even though a decision on a patent infringement regarding the original has not yet been decided. As a result, SCHWARZ PHARMA immediately revised its sales and earnings forecasts. By the end of 2003, three generic companies were marketing Omeprazole on a legally-unsound basis. At the same time, a non-prescription version of Prilosec has been successfully marketed as a competitive product since September 2003. The consequences were a significant reduction of the price level and sales volume after the first six months of 2003. In 2003, Omeprazole achieved a total sales volume of EUR 784.3 million (USD 884.3 million) for SCHWARZ PHARMA, after posting sales of EUR 176.3 million (USD 166.1 million) in December, 2002.

As of December 11, 2003 the appeals court confirmed the decision of court of first instance of October 2002 in total. Thus, KUDCo is the only company with an affirmative court decision, confirmed by an appeals court and which does not infringe the patents of the seller of the original product. The three current generic competitors are not affected by this decision; their legal proceedings are expected to commence during 2004.

The best-selling products in the U.S. after Omeprazole were cardiovascular drugs including the calcium antagonist Verelan PM® (verapamil HCL) with EUR 38.3 million (+4.4%) or USD 43.2 million (+25.0%) and the combination preparation Uniretic® (moexipril HCTZ) with sales of EUR 18.3 million (+30.7%) or USD 20.7 million (+56.4%). In contrast, Univasc® (moexipril) is being affected by the intense competition from generic products and achieved sales of EUR 18.5 million (–61.7%) or USD 20.9 million (–54.2%). Calculated in U.S. dollars, the sales development of Levsin® as well as Colyte® showed positive results with an increase of +2.6% to USD 18.6 million and +10.5% to USD 17.8 million, respectively. However, calculated in euros, the group currency, sales decreased and totaled EUR 16.5 million (–14.3%) for Levsin® and EUR 15.8 million (–7.7%) for Colyte®.

Sales development Asia

The positive development of the past fiscal years continued in 2003. Despite governmental price regulations and the onset of the SARS disease SCHWARZ PHARMA's Asian subsidiaries increased sales by 10.3% to EUR 27.3 million. Adjusted for currency effects, Asian sales increased by 31.1%. The SCHWARZ PHARMA Group is present in Asia in the following countries: China with Hong Kong, the Philippines, Korea, Macao, Taiwan, Indonesia, and Thailand.

Operating income USA/Asia

Compared to 2002, operating income in the USA/Asia segment increased more than six fold over the previous year. The reason for this increase was primarily the market launch of Omeprazole in December 2002. Due to the marketing of Omeprazole over the whole year, operating income again showed a significant increase in 2003. However, this sales increase was reduced slightly due to writedowns on product rights (EUR 25.6 million), as some products were stopped or disposed of in March 2003 in order to be able to expand the Omeprazole production capacities. The Asian companies again made a positive contribution to the operating income.

Segment: BIOSCIENCES

EUR million	2001	2002	**2003**
Net Sales	0	0	**0**
Operating result	(63.0)	(57.7)	**(86.9)**

The "SCHWARZ BIOSCIENCES" segment combines the global research activities of SCHWARZ PHARMA. The development pipeline of SCHWARZ PHARMA currently includes six projects in the fields of urology and neurology, which are in various stages of clinical trials.

Rotigotine CDS Patch – Parkinson's disease

More than 1,000 subjects in early and advanced stages of Parkinson's disease have already been admitted to the three phase III studies. Multinational phase III clinical studies with the Parkinson's patch rotigotine CDS (Constant Delivery System) with subjects in early stages of Parkinson's disease were successfully completed in the fourth quarter of 2003. The results of double blind, placebo-controlled studies demonstrated the efficacy and safety of SCHWARZ PHARMA's Parkinson's patch. Submission of the approval applications for the USA and Europe is planned for the third quarter of 2004.

The development of rotigotine CDS in Japan by SCHWARZ PHARMA's licensee, Otsuka Pharmaceuticals Co. Ltd., has started. Phase I studies in healthy Japanese volunteers have been concluded successfully, and the initial talks with the Japanese approval authorities were held regarding the local development program.

The Parkinson's patch with rotigotine CDS combines the advantages of continuous transdermal release over 24 hours with the benefits of the latest generation of dopamine agonists. The patch is applied once a day and is worn for 24 hours. In contrast to dopamine agonists that are prescribed as tablets, the transdermal release of rotigotine leads to constant plasma levels over 24 hours. This allows for continuous efficacy and better tolerability.

About four million people suffer from the consequences of Parkinson's disease worldwide. The neurological disorder progresses continually and leads to a number of paralytic symptoms and motor disorders such as tremors, muscular rigidity, speech problems, dementia, and incontinence.

Rotigotine CDS – Restless-Legs-Syndrome (RLS)

In the second quarter of 2003, double blind and placebo-controlled phase II b studies with a total of 300 patients who shall be treated for six weeks, started according to plan for the treatment of Restless Legs Syndrome (RLS). Recruitment of patients was concluded successfully at the end of 2003. The results should be available in the third quarter of 2004.

Up to 9% of the population suffers from this illness, which is characterized by an unpleasant hyperkinesia of the legs, occurring primarily in the evening and at night and preventing restful sleep. RLS is a chronic and slowly progressing disease and is likely due to a disruption in neural metabolism.

Harkoseride – epilepsy

A multinational, double blind and placebo-controlled phase IIb study is currently underway with the compound harkoseride for the treatment of epilepsy. The results of this study with a total of 500 patients over three months are scheduled for the third quarter of 2004.

Epilepsy is the name for a whole group of inherited, serious disorders caused by trauma or organic damage. An abnormal increase in the activity of the central nervous system leads to epileptic seizures, which are manifested as disruptions of sensory or motor functions, subjective condition or the objective behavior of the subject. Approximately 5% of the population suffers an epileptic seizure once in their life. Anti-convulsants serve as prophylactics for epileptic seizures and are most often used as long-term therapy.

Harkoseride – neuropathic pain

The phase IIa studies with harkeroside for the treatment of the chronic pain condition caused by diabetic neuropathy have demonstrated a significant reduction of pain symptoms with very good tolerance. A double blind, placebo-controlled pivotal study program for a total of 18 weeks started as scheduled in the fourth quarter of 2003. The first results should be available in the third quarter of 2005.

Neuropathic pain is caused by a function disorder of the central nervous system. In contrast to "normal" pain, neuropathic pain does not serve any warning function. Approximately 11 million diabetics suffer from the consequences of this chronic pain condition caused by the diabetic disease. Currently there are few drug options. Doctors predominatly prescribe anti-convulsants to fight this pain.

Fesoterodine – hyperactive bladder/ urinary incontinence

With promising results of the phase II program, which became available in February 2003, fesoterodine entered clinical phase III. The first subjects were recruited at the end of October. A total of about 2,000 patients will be treated in the USA and Europe in double-blind, placebo-controlled studies for 12 weeks. The first results should be available in the second quarter of 2005. The anti-muscarinic agent fesoterodine is a new chemical compound developed by SCHWARZ PHARMA.

Hyperactive bladder/ urinary incontinence is the inability to hold urine in one's bladder willingly. Anti-muscarinic agents are used to reduce contractions of the bladder. Approximately 10% of the population over the age of 40, often women, suffers from this disease. Patients are often subjected to social isolation due to the constant need to go to the toilet or even wetting themselves. By using anti-muscarincs such as fesoterodine, the number of trips to the toilet should be reduced to a normal measure or instances of wetting oneself should be hindered or reduced.

SPM969 – benign prostate hyperplasia

The compound SPM969 is a uro-selective alpha-blocker and is part of the latest generation of alpha-blockers that are used for the treatment of benign prostate hyperplasia (BPH). At the end of 2002, SCHWARZ PHARMA acquired the exclusive development and marketing rights for SPM969 for the leading pharmaceutical markets USA, Europe and Japan from the Indian company Ranbaxy Laboratories Ltd.

Multiple phase I studies and the pre-clinical studies have been concluded as a condition for entering clinical phase II. The start of the phase II program is planned for 2004. The goal is to develop a once-a-day formulation with quick symptom relief (for instance, decreased nightly micturation frequency), few side effects and good patient tolerability. More than 51 million men suffer from BPH. Statistically this is 50% of all men over the age of 50.

Operating income:
SCHWARZ BIOSCIENCES

Due to the constantly rising research and development expenses as a consequence of the success in the development pipeline, the year 2003 ended again with an increase in the negative operating income for the Schwarz Biosciences segment. The main reason for the reduction of the negative operating income in 2002, from EUR –63.0 million in 2001 to EUR –57.7 million in 2002, was the installment payment received from Otsuka Pharmaceuticals Co. Ltd. in exchange for the exclusive rights to the development and marketing of rotigotine CDS in Japan. Each company in the SCHWARZ PHARMA Group that is expected to obtain future benefits from the marketing of one of the maturing pipeline products contributes to the reduction of the negative operating income by an allocation of research costs.

Segment: Holding

EUR million	2001	2002	**2003**
Net sales	56.5	56.4	**52.4**
Operating result	10.5	3.5	**14.6**

The net sales in the Holding segment reflect the supplies provided to the European, as well as to the Asian subsidiaries. After a positive operating income figure in 2001, the operating income declined by 66.8% in 2002. The main reason for this decline was the increase of cross charges from other segments to the Holding segment. During the past fiscal year 2003, operating income rose to EUR 14.6 million. The increase in operating income mainly relates to improved gross profits and strict cost management.

Shareholders' Equity

SCHWARZ PHARMA AG and Subsidiaries

	Common shares outstanding (*in '000*)	Common stock outstanding	Additional paid in capital	Other comprehensive income (OCI)[1]	Retained earnings	Total equity	Total comprehensive income pursuant to SFAS 130[1)2)]
Balance as of 31.12.2000	43,987	57,093	125,025	67,841	248,691	498,650	
Net income					40,505	40,505	40,505
Other comprehensive income							
Currency translation				14,199		14,199	14,199
Unrealized holding gains (losses) on securities arising during the period				1,927		1,927	1,927
Minimum pension liability adjustments				104		104	104
Total comprehensive income pursuant to SFAS 130							**56,735**
Reclassification to common stock							
Dividend to shareholders					(12,097)	(12,097)	
Acquisition of treasury stock							
Balance as of 31.12.2001	43,987	57,093	125,025	84,071	277,099	543,288	
Net income					48,393	48,393	48,393
Other comprehensive income							
Currency translation				(47,168)		(47,168)	(47,168)
Unrealized holding gains (losses) on securities arising during the period				(1,092)		(1,092)	(1,092)
Minimum pension liability adjustments				(288)		(288)	(288)
Appreciation of non-vested SAR's				976		976	976
Total comprehensive income pursuant to SFAS 130							**821**
Dividend to shareholders					(26,392)	(26,392)	
Disposal of treasury stock	600	780	10,020			10,800	
Issuance of common stock	138	179	1,688			1,867	
Balance as of 31.12.2002	44,725	58,052	136,733	36,499	299,100	530,384	
Net income					132,518	132,518	132,518
Other comprehensive income							
Currency translation				(68,327)	(68,327)	(68,327)	
Unrealized holding gains (losses) on securities arising during the period				591		591	591
Minimum pension liability adjustments				707		707	707
Appreciation of non-vested SAR's				(976)		(976)	(976)
Total comprehensive income pursuant to SFAS 130							**64,513**
Dividend to shareholders					(26,834)	(26,834)	
Disposal of treasury stock	11	105	81			186	
Issuance of common stock	616	800	7,977			8,777	
Balance as of 31.12.2003	45,352	58,957	144,791	(31,506)	404,784	577,026	

[1] OCI = „Other Comprehensive Income" pursuant to SFAS 130 „Reporting Comprehensive Income".
[2] The total comprehensive income is equivalent to the sum of „Other Comprehensive Income" and the net income.

Notes to Consolidated Financial Statements 2003 according to U.S. GAAP

(EUR *in thousands, unless otherwise stated*)

1. Business Overview

The SCHWARZ PHARMA Group is a multinational group of companies, engaged in the research, development, approval, manufacturing and marketing of a broad and diversified line of pharmaceutical products and services. SCHWARZ PHARMA strives to serve unmet medical needs by developing and marketing innovative products for specialty markets. The Company focuses on the treatment of diseases in cardiovascular, central nervous system (CNS), gastrointestinal, and urological indications. The majority of products are prescription-only medications and are sold primarily through pharmaceutical wholesalers. While the Group's research activities are essentially concentrated in two companies, in Germany and in the USA, production is carried out in the USA, Ireland, Germany and Poland. Pharmaceutical products are also manufactured at the joint venture company in Zhuhai, China. In contrast, SCHWARZ PHARMA is represented by sales companies in USA and Europe, as well as in Asia.

2. Important Accounting and Measurement Standards

Principles of Consolidation – The consolidated financial statements include the accounts of SCHWARZ PHARMA AG ("SCHWARZ PHARMA" or "the Company") and its majority-owned subsidiaries. All material inter-company balances and transactions have been eliminated (receivables and payables as well as income and expense). Investments in corporate joint ventures are accounted for according to the equity method.

Revenue Recognition – Revenues are generally recognized when finished products are shipped or services have been rendered to unaffiliated customers. Project-related milestone payments are expensed upon progress of projects and in accordance with contractual agreements. If cash receipts of business partners are uncertain, outstanding receivables are deferred and only recognized in earnings when payments are received.

Research and Development – Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed to discover new knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and the implementation of such through design or testing of product alternatives. All research and development costs are expensed as incurred.

Advertising Expenses – Expenditures for advertising costs are posted against earnings in the period in which the campaign takes place. No direct-response campaigns were conducted either in the period under review or the previous period.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of commercial papers, certificates of deposit, bank repurchase agreements and money market fund investments carried at cost, which approximates fair value.

Inventories – Inventories are stated at the lower of cost or market. Cost is generally determined in accordance with the average cost method. Certain foreign companies determine cost using the last-in, first-out method. Sufficient provision for potentially obsolete or slow-moving inventory has been made based on management's analysis of inventory levels and future sales forecasts.

Accounts Receivable and Liabilities – Accounts receivable are accounted for at their nominal value, which approximate fair value. Liabilities are booked at repayment amounts, which correspond to fair values.

Property, Plant and Equipment and Depreciation – Property, plant and equipment are recorded at cost. Depreciation is provided using principally the straight-line method based on estimated useful lives of the assets as follows:

	Years
Buildings	20 to 40
Machinery and equipment	3 to 15

Improvements which extend the useful life of property are capitalized, whereas maintenance and repairs are expensed as incurred.

Intangible Assets – The excess of the cost over the fair value of net assets of purchased business is recorded as goodwill and was amortized using the straight-line method over 15 years to 40 years until fiscal year 2001. Since January 1, 2002, goodwill is no longer regularly amortized due to revised US GAAP accounting rules (SFAS 142 "Goodwill and Other Intangible Assets"). Hidden reserves, which have been disclosed when acquired, do not fall under SFAS 142 and therefore may continue to be amortized. Other intangibles including trademarks, trade names and distribution rights are amortized using the straight-line method with estimated lives of 5 to 40 years, unless they are deemed to have indefinite useful lifes. In this case, intangible assets are not amortized on a straight-line basis, but rather are subject to an annual impairment test.

Investments in Marketable Securities – The Company classifies its investments as either available-for-sale or held-to-maturity. Investments available-for-sale consist of marketable equity securities and are carried at fair value. Net unrealized gains and losses on available-for-sale investments, net of related income taxes, are reported as a separate component of shareholders' equity. These investments are classified as non-current when it is management's intention to keep the securities for at least 12 months.

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the information about the fair value of certain financial instruments for which it is practicable to estimate that value. For the purposes of this disclosure, the fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. However, considerable judgement is necessary in interpreting market data to develop the estimates of fair value. As a result, the value that SCHWARZ PHARMA could obtain in a market transaction, or that would actually be realized upon maturity or exercisability, need not necessarily agree with the estimated market value.

Investments in joint ventures, in which ownership is up to 50%, are accounted for using the equity method at cost plus or minus the Company's interest in retained and distributed income or losses, respectively.

Derivative Financial Instruments – SCHWARZ PHARMA is a multinational corporation with activities and affiliates in a variety of countries. As a result, it is subject to foreign currency exposures related to buying, selling, and financing in currencies other than the local currency.

The Company enters into a variety of forward exchange and option contracts, as well as interest rate swaps and collars to hedge certain firm purchase and sales commitments and certain pending or anticipated transactions denominated in foreign currencies.

Additionally, in October 2002 the Company decided to hedge potential risks arising from the Stock Appreciation Rights Program 1999 and 2000 by purchasing call options on its own stock.

Pursuant to SFAS 133 premiums paid or received on purchased or sold options are included in other assets and liabilities at fair value and changes in value of the derivative are recognized in earnings of the current period.

If the hedging instrument can be attributed to a definite underlying transaction, changes in value of the derivative are recorded directly to "Other comprehensive income" if future cash flow fluctuations are hedged (cash flow hedge). Deferred gains and losses on forward exchange or interest rate swap contracts are generally recognized in earnings when the future purchases and sales being hedged are executed, or when the foreign currency liability is settled. If already recognized assets or liabilities are hedged (fair value hedge), changes in value of the derivative are immediately recognized in earnings.

Impairment/Long-Lived Assets – The Company periodically evaluates the carrying value of property, plant and equipment as well as intangible assets in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and SFAS 142 "Goodwill and Other Intangible Assets". Long-lived assets are reviewed for impairment whenever events or changes in circumstances, or a planned disposal indicate that the carrying amount may not be recoverable in the future.

Under SFAS 144.7 an impairment exists if the carrying value of an asset is greater than its fair market value. This is the case when the carrying value exceeds the sum of the undiscounted cash flows expected from the asset (one-step impairment test). In contrast, SFAS 142 provides for a two-step impairment test for those assets that are not subject to regular depreciation or amortization. In the first step, the fair value of a reporting unit (including goodwill) is compared with its carrying value. If the fair value of the reporting unit exceeds its carrying value, there is no impairment and there is no need to conduct the second step of the impairment test. If this is not the case however, in the second step, the impairment of the reporting unit's goodwill is tested. SCHWARZ PHARMA thus uses the one-step test pursuant to SFAS 144, or the two-step test under SFAS 142, in accordance with the relevant facts and circumstances.

Pension obligations – In 2001, SCHWARZ PHARMA started paying contributions to a collective benefit fund from which plan assets resulted at year end 2002, which were netted against the present value of the pension liabilities. In contrast to the two previous years, the collective benefit fund was accounted for as a Defined Contribution Plan in 2003. Consequently pension obligations and assets were no longer recognized in accordance with SFAS 87.

Income Taxes – Income taxes are reported based upon income for US GAAP financial reporting purposes (current and deferred income taxes). Deferred income taxes reflect future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities under US GAAP and their respective tax bases. The Company assumes that undistributed earnings of all subsidiaries will be permanently reinvested in their operations. Accordingly, no deferred taxes are recognized for additional income taxes that might result from the distribution of such earnings.

Foreign Currency Translation – Assets and liabilities of foreign subsidiaries are translated using current exchange rates at the balance sheet date, and income and expenses are translated using annual average exchange rates. Asset carry-forwards are translated using historical exchange rates. The resulting translation differences are reported as a separate component directly to shareholders' equity. Exchange gains and losses from business transactions in a currency other than the local currency of the entity involved are recognized in earnings (income of EUR 7.5 million in 2003, loss of EUR 1.3 million in 2002 and an income of EUR 0.2 million in 2001).

The currency exchange rates used in preparation of the consolidated financial statements were as follows:

		Closing rate		**Annual average exchange rate**		
In foreign currency per EURO		**2002**	**2003**	**2001**	**2002**	**2003**
China	RMB	8.62	10.44	7.24	7.63	9.18
Great Britain	GBP	0.65	0.71	0.62	0.63	0.69
Hongkong	HKD	8.13	9.79	6.98	7.35	8.79
Philippines	PHP	55.56	69.74	45.63	48.48	61.02
Poland	PLZ	4.01	4.73	3.66	3.84	4.39
Switzerland	CHF	1.45	1.56	1.51	1.47	1.52
USA	USD	1.04	1.26	0.89	0.94	1.13

Earnings per Share – Basic earnings per common share are computed by dividing net income by the weighted average of the number of common shares outstanding. As in the previous year, the current development of the price of SCHWARZ PHARMA shares had dilutive effects for the reporting period.

After the stock split, the average number of shares outstanding was 45,050,000 in 2003, 44,172,000 in 2002 and 43,987,000 in 2001 (also after stock split). The weighted average number of common shares and common stock equivalents for diluted earnings per common share calculations was 46,170,000 as of December 31, 2003.

The dilutive effect on the average number of outstanding shares is calculated as follows:

	Average number of shares outstanding
+	Average number of shares exercisable
=	Average number of diluted shares outstanding

The basic and diluted earnings per share calculation is as follows:

Earnings per share (basic):

Group net income EUR	132,518,000	= **EUR 2.94**
Outstanding shares	45,050,000	

Earnings per share (diluted)

Group net income EUR	132,518,000	= **EUR 2.87**
Outstanding shares	46,170,000	

New Accounting Standards – In June, 2002, the FASB issued the accounting standard SFAS 146 "Accounting for Costs Associated with Exit and Disposal Activities", which replaced the previous EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". The essential difference between the new SFAS 146 and the old EITF 94-3 rule is that, from now on, a liability arising from restructuring measures is not to be recognized when the company has obligated itself or announced a restructuring plan, but rather only at the time that the actual liability from this restructuring measure arises. In particular, this applies when employees leave the company at some future point due to a restructuring plan (after the decision/announcement regarding the plan). This new standard had to be considered for the first time in the financial statements as of December 31, 2003.

Furthermore, the Financial Accounting Standards Board issued SFAS 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" in April, 2003. This standard extends and details the definitions of derivative financial instruments in SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", and has been applied since fiscal year 2003.

On December 23, 2003 the Financial Accounting Standards Board issued a revised version of SFAS 132 "Employer's Disclosures about Pensions and Other Postretirement Benefits", parts of which were already applicable for fiscal year 2003 and, insofar were taken into account by SCHWARZ PHARMA. This new SFAS 132 replaces the previous standard and requires detailed information about plan assets, pension obligations, cash flows, pension cost etc.

In addition, SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" was introduced in May, 2003, which regulates the treatment of special financial instruments that have the character of both equity and debt. This new standard is not applicable to SCHWARZ PHARMA.

In December, 2002, the FASB issued SFAS 148 "Accounting for Stock-Based Compensation – Transition and Disclosure". SFAS 148 represents an amendment of SFAS 123 "Accounting for Stock-Based Compensation". This new reporting standard regulates the accounting and measurement of stock-based compensation (i.e. stock option programs as well as stock appreciation right programs) during the transition from the intrinsic value method to the fair value method under SFAS 123. As in previous years, in 2003 SCHWARZ PHARMA applied APB 25 "Accounting for Stock Issued to Employees" with respect to accounting for its stock option programs. All required disclosures under SFAS 148 are contained in Note No. 21.

In July 2001, the FASB issued SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets", which change the accounting treatment of business combinations as well as of goodwill and intangible assets. SCHWARZ PHARMA has applied these standards since January 1, 2002. The new rules regarding business combination include, among others, the abolishment of the previously permissible pooling-of-interest method. In the future, every business combination must be accounted for according to the purchase method. Pursuant to SFAS 142, subsequent accounting treatment of goodwill was also changed. Existing goodwill will no longer be amortized on a regular basis, but its value will be reviewed regularly within the scope of an impairment test. SCHWARZ PHARMA normally conducts these impairment tests during the 3rd quarter of each year. Impairment losses may be recorded if certain conditions are existent. The 2001 net income effect due to goodwill no longer being amortized since January 1, 2002 was EUR 3,829,000.

In August 2001, the FASB issued SFAS 144 "Accounting for the Impairment of Disposal of Long-Lived Assets", which establishes new standards for accounting of long-lived assets. SCHWARZ PHARMA has applied SFAS 144 since January 1, 2002.

Reclassifications – Several items of the 2002 financial statements (for example accounts receivable, short-term accrued liabilities and other liabilities as well as long-term accrued liabilities) have been reclassified to be consistent with the current year (please also refer to Discussion of Balance Sheet). These changes had no impact on previously reported results of operations or shareholders' equity. The necessary changes of fiscal year 2002 were also made analogously in the statements of cash flows and in the segment reporting.

There has been a change in the presentation of software beginning in 2002: In the past, software was grouped together with hardware as tangible assets because the amount of "software" was minor. Since January 1, 2002, software is presented as intangible assets. The reclassification only affects additions to software (i.e. intangible assets) for 2002 and future reporting periods. Due to relatively short depreciation periods, no retroactive adjustments and reclassifications have been undertaken. This reclassification does not have any significant impact on previous years' financial situation.

Use of Estimates – The preparation of financial statements, in conformity with U.S. GAAP requires management to make a certain amount of estimates and assumptions that affect particular reported amounts and disclosures on contingent liabilities. Actual results may differ from these estimates.

3. Consolidated Companies

An overview of all share ownership has been deposited with the Local Court of Duesseldorf under HRB 45462 in accordance with § 313 (4) German Commercial Code (HGB). As a matter of principle, all subsidiaries in which SCHWARZ PHARMA AG directly or indirectly holds the majority of voting rights are included in the consolidated accounts. Nine German and twenty-five foreign companies are included together with SCHWARZ PHARMA AG in the consolidated financial statements. The HOYER-MADAUS GmbH & Co. KG joint venture is accounted for under the equity method.

Eleven subsidiaries have been omitted owing to their relatively minor importance for the net worth, financial position and result of operations of the group; their sales volume accounts for less than 1% of group sales.

The group of consolidated companies changed as follows during the reporting period:

Additions

SCHWARZ PHARMA Macao Commercial Offshore Limited (Macao, China)

This company was founded in Macao on April 1, 2003. The purpose of this company is to market pharmaceutical products in the Asian region.

SCHWARZ PHARMA Korea Co. Ltd. (Seoul, Korea)

This company was founded on August 12, 2003. The company's purpose is the distribution of and trade in medical and pharmaceutical products on the Korean market. In connection with this purpose, the company conducts all business activities related to sales and distribution.

Purchase Method:

SCHWARZ PHARMA AG, Monheim, Germany

SCHWARZ PHARMA Deutschland GmbH, Monheim, Germany

SCHWARZ PHARMA Produktions-GmbH, Monheim, Germany

Hoyer GmbH & Co., Monheim, Germany

Melusin SCHWARZ GmbH, Monheim, Germany

Sanol GmbH, Monheim, Germany

SCHWARZ & Co. Immobiliengesellschaft Zwickau beschraenkt haftende OHG, Zwickau

SCHWARZ & Co. Industriegebaeudegesellschaft Zwickau beschraenkt haftende OHG, Zwickau

SCHWARZ BIOSCIENCES GmbH, Monheim, Germany

SCHWARZ PHARMA S.p.A., Milano, Italy

SCHWARZ PHARMA Ltd., Chesham, GB

SCHWARZ PHARMACEUTICAL Ltd., Chesham, GB

Medo Pharmaceutical Ltd., Chesham, GB

SCHWARZ PHARMA AG Schweiz, Muenchenstein, Switzerland

SCHWARZ PHARMA Ltd., Shannon, Ireland

LABORATOIRES SCHWARZ PHARMA S.A., Boulogne, France

SCHWARZ PHARMA Holdings Inc., Wilmington, DE, USA

SCHWARZ PHARMA Manufacturing Inc., Seymour, USA

SCHWARZ PHARMA Inc., Milwaukee, WI, USA

CPM Properties Inc., Wilmington, DE, USA

SRC Properties Inc., Wilmington, DE, USA

Kremers Urban Development Comp. Inc., Milwaukee, WI, USA

Kremers Urban Inc., Milwaukee, WI, USA

SCHWARZ PHARMA Poland Sp. zo.o., Warsaw, Poland

ZHUHAI SCHWARZ PHARMA Comp. Ltd., Zhuhai, China

SCHWARZ PHARMA Hong Kong Ltd., Hong Kong, China

SCHWARZ PHARMA Philippines Inc., Manila, Philippines

SCHWARZ PHARMA Macao Commercial Offshore Limited, Macao, China

SCHWARZ PHARMA Korea Co. Ltd., Seoul, Korea

SCHWARZ PHARMA S.L., Madrid, Spain

CEPA SCHWARZ PHARMA S.L., Madrid, Spain

IFE S.L., Madrid, Spain

SCHWARZ PHARMA Benelux B.V., Arnheim, The Netherlands

SCHWARZ BIOSCIENCES Inc., Durham, NC, USA

Equity method:
HOYER-MADAUS GmbH & Co. KG, Monheim, Germany

4. Acquisition of Products and Strategic Ventures

During 2003, SCHWARZ PHARMA acquired the exclusive marketing rights of Fenofibrate, a lipid lowering agent (reduction of cholesterol levels) from Fournier Pharma, France, for the Asian markets – China, Korea, Philippines, and Taiwan. In 2005, marketing in Asia is scheduled to begin. In addition, SCHWARZ PHARMA Group purchased trademarks for the future marketing of neurology products.

To further strengthen and enhance its development pipeline, the Company purchased the development and marketing rights for SPM969, an uroselective alpha-blocker for the treatment of benign prostate hyperplasia from Ranbaxy Laboratories Ltd., India, in 2002. This secures the exclusive rights for the leading pharmaceutical markets, in the USA, Europe and Japan. During the reporting year studies of clinical Phase I have been concluded and the project will enter phase II in 2004. Ranbaxy will receive milestone payments from SCHWARZ PHARMA, in accordance with project progress, which will be reported as research and development expenses.

Also in 2002, SCHWARZ PHARMA entered into a partnership with Otsuka Pharmaceuticals Ltd., Japan. Otsuka takes over responsibility for clinical development, and later exclusive distribution, of the active ingredient rotigotine CDS for the treatment of the Parkinson's disease as well as for the treatment of Restless Legs Syndrome in Japan. Phase I studies in Japan have been concluded successfully in 2003. SCHWARZ PHARMA will receive milestone payments, in accordance with project progress, which will be reported as "Other operating income".

Notes to the Income Statement

5. Impairment Loss Pursuant to SFAS 144

Impairment loses pursuant to SFAS 144 (SFAS 121 for the years until 2001) have to be recognized when the expected undiscounted cash flows derived from the asset are less than its carrying value. The Company recorded an impairment loss of EUR 25.6 Mio. in 2003, EUR 3.1 million in 2002, and EUR 1.3 million in 2001.

Due to the disposal of two product rights at SCHWARZ PHARMA Inc., USA, the Group recorded impairment losses totaling EUR 25.6 million in the fiscal year just ended. Pursuant to SFAS 144, the carrying amount of a long-lived asset must be reviewed, and if necessary, written down to its fair value if the asset is to be disposed of. This was already the case with regard to the two product rights of the U.S. subsidiary in March 2003.

In 2002, the impairment loss in the amount of EUR 3.1 million included a product right in Germany (EUR 2.0 million) and the investment of SCHWARZ BIOSCIENCES Inc. in the U.S. company, Alviva Inc. (EUR 1.1 million) (SFAS 144).

As future sales of Mizollen®, a product marketed in the United Kingdom for the relief of allergies, are expected to be far below expectations, an impairment loss of EUR 1.3 million was recorded in 2001 pursuant to SFAS 121 (now SFAS 144).

6. Cost of Materials

	2001	2002	2003
Cost of raw materials, supplies and purchased goods	234,098	256,113	308,760
Cost of purchased services	7,310	9,368	13,451
Total	**241,408**	**265,481**	**322,211**

Cost of materials increased from 2002 to 2003 by 21.4%, although the increase remained significantly behind the sales increase (+55.3%). In contrast to the year 2002, Omeprazole was marketed over the entire year 2003. The positive development in the cost of materials is a result of this, because Omeprazole's material expenses are relatively low in relation to sales.

7. Personnel Expenses

	2001	2002	2003
Wages and salaries	174,220	190,670	188,920
Social security, welfare payments and pension schemes	42,554	57,493	54,218
Thereof expenditure on retirement benefits	*3,941*	*7,196*	*9,736*
Total	**216,774**	**248,163**	**243,138**

In spite of the increase in the average number of employees, personnel expenses declined as compared to the previous year. This decrease is mainly due to exchange rate effects.

In 2003, total remuneration paid to members of the Supervisory Board was EUR 565,000 and EUR 8,562,000 to members of the Executive Board. Fixed components of the Board's salary amounted to EUR 2,111,000, while variable components added up to EUR 4,201,000. In addition, the amount of EUR 2,250,000 was paid due to the exercise within the Company's Stock Appreciation Rights program.

Mr. Terence Eaves has been rewarded for consultancy services rendered beyond his appointment as Supervisory Board Member with EUR 81,000. Apart from this, no further members of the Supervisory Board received any rewards for services rendered beyond their functions as Supervisory Board members.

As of December 31, 2003, provisions were made for pension commitments to former Executive Board members amounting to EUR 8,086,000. Current payments to former members of the Executive Board were EUR 497,000. In addition, former members of the Executive Board realized monetary benefits of EUR 839,000 as part of the Executive Stock Option Program and were paid EUR 1,013,000 from the exercise of rights under the Stock Appreciation Rights Program. No loans were granted to members of the Executive Board at year's end.

8. Directors' Dealing

Section 15 a Securities Trading Act went into effect on July 01, 2002 as part of the 4th German Financial Market Promotion Act. Pursuant thereto, securities trades of SCHWARZ PHARMA shares by members of Executive and Supervisory Boards of exchange-listed companies must be reported by those members without delay and be published.

SCHWARZ PHARMA AG has reported duly and without delay all transactions in securities of the Company as of December 31, 2003.

9. Number of Employees (annual average)

	2001	2002	2003
Research & Development	352	410	469
Production	884	973	983
Administration and sales	2,192	2,356	2,401
Total	**3,428**	**3,739**	**3,853**

The average number of employees increased by 114 to 3,853 in 2003 (+3.0%). This development is primarily attributable to the intensification of the research activities in the SCHWARZ BIOSCIENCES GmbH, and the SCHWARZ BIOSCIENCES Inc. The average number of employees in research increased by 59 during the reporting period. Furthermore, employee capacities had to be increased at the U.S. manufacturing company (SCHWARZ PHARMA Manufacturing Inc.) due to the launch of Omeprazole. The divestiture of the production plant in Spain led to a decrease of employees. Particularly in Asia the sales force was expanded due to the positive development of business and the establishment of new companies.

10. Advertising Expenses

Advertising expenses totaled EUR 43.1 million in 2003, EUR 24.7 million in 2002, and EUR 26.2 million in 2001. The sharp increase in advertising expenses in 2003 compared to the previous year resulted from a special advertising campaign (TV spots), which was conducted for Omeprazole in the USA.

11. Other Income (Expense) – net

	2001	2002	2003
Income/(loss) from equity investments	2,400	3,614	1,748
Gain/(loss) from disposal of investments and tangible/intangible assets	63	5,749	(1,782)
Other income/(expense) – net	50,522	5,242	14,753
Total	**52,985**	**14,605**	**14,719**

At EUR 14,719,000, other income remained nearly unchanged in comparison with 2002. This item includes income of EUR 8.0 million arising from the settlement of legal proceedings in the USA and revenues from the divestiture of a U.S. product right (EUR 6.4 million). The HOYER-MADAUS joint venture contributed EUR 1.7 million to other income in the reporting year. Loss on sales of tangible assets are mainly due to the disposal of the production site in Spain in the third quarter of 2003.

Other income and expenses totaled EUR 14,605,000 in the 2002 reporting period. This position includes the gain from the disposal of various product rights in Spain, USA and Italy, which are no longer in the focus of the SCHWARZ PHARMA Group. Moreover, it reflects the gain (EUR 1,801,000) from the sale of shares, which SCHWARZ PHARMA Inc., USA, had owned in AXCAN Pharma Inc., USA. The HOYER-MADAUS joint venture contributed a gain of EUR 3.6 million to the Group's earnings.

In 2001, other income improved due to an early payment of the purchase price of EUR 42.9 million for the divestiture of the AXCAN SCHWARZ LLC joint venture. Furthermore, the HOYER-MADAUS joint venture, established in 1999, contributed EUR 2.4 million to income.

12. Restructuring Expenses

Two restructuring measures occurred in the reporting year, which will allow the group to meet the requirements of the pharmaceutical market and to stay competitive despite further governmental intervention in this market. These restructuring measures strongly impacted the European segment in the year 2003.

In the production area SCHWARZ PHARMA is preparing the marketing of its pipeline products, and at its location in Shannon, Ireland, SCHWARZ PHARMA is expanding the activities for the production of fine chemicals in order to be able to produce the compounds for the products. At the same time, pharmaceutical bulk production for Europe is being concentrated at the Zwickau site in Germany.

In addition, SCHWARZ PHARMA decided the reorientation of its manufacturing facilities in Shannon, Ireland and Zwickau in Germany. The production of pharmaceuticals for Europe and the "Rest of the World" will be concentrated at the Zwickau site. These measures will create competence centers with clear emphases and lead to a significant improvement in the cost structure.

As a consequence of the decline in demand and owing to the transfer of production facilities, SCHWARZ PHARMA cut 132 jobs in Ireland. The corresponding machinery and technical equipment will be transferred from the Irish production facility to Zwickau, Germany over 15 months. At the same time, inventories at the SCHWARZ PHARMA Produktionsgesellschaft in Germany will be successively increased in order to meet orders during the production interruption and regulatory approval process.

The expenses relating to the restructuring in Ireland totaled EUR 11.2 million in the reporting year and are included in manufacturing costs in the 2003 income statement. Of this amount, EUR 8.8 million was for severance payments, EUR 0.8 million for "retention premiums", and EUR 1.6 million for other expenses. In addition, after the transfer is completed, limited expected useful lives for some assets will result in an increase in depreciation of about EUR 1.5 million. Beyond this, there are no additional costs associated with the transfer.

The German health care reforms are another burden which resulted in drastic measures in the reporting year. As of December 31, 2003 approximately 20% of the jobs were cut, which affected the entire German business unit.

The one-time restructuring expenses in Germany totaled EUR 3.4 million in 2003 and are reflected in the income statement in selling expenses (EUR 2.2 million), general administrative expenses (EUR 0.9 million), and in R&D (EUR 0.3 million). These expenses concern termination and severance payments. The social welfare plan was closed for the period up to December 31, 2004. Additional expenses related to these restructuring measures are not expected.

13. Income Taxes

Income tax expense includes the following:

Current:	2001	2002	2003
German federal	(1,013)	(3,838)	10,367
German state and local	389	(64)	637
Foreign	32,555	50,469	193,972
	31,931	**46,567**	**204,976**
Deferred:			
German federal	(4,872)	(4,660)	(11,117)
German state and local	(4,906)	(3,566)	(6,731)
Foreign	2,669	(6,309)	(49,424)
	(7,109)	**(14,535)**	**(67,272)**
Total	**24,822**	**32,032**	**137,704**

German and foreign operations contributed to pretax income as follows:

	2001	2002	2003
German	(28,380)	25,251	(2,703)
Foreign	93,494	55,152	273,237
Total	**65,114**	**80,403**	**270,534**

Deferred income tax liabilities and assets related to:

	2001	2002	2003
Deferred tax liabilities:			
Property, plant and equipment:	7,903	6,626	8,007
Other	2,569	4,209	5,729
Total deferred tax liabilities	**10,472**	**10,835**	**13,736**
Deferred tax assets:			
Intangible assets	5,933	7,629	6,528
Accounts receivable	0	0	270
Inventories	7,653	7,217	9,457
Pension accruals	3,488	3,388	1,595
Operating loss carry forwards	22,469	31,613	54,222
Other accruals	13,570	18,944	51,727
Other	10,655	5,544	13,950
Subtotal	**63,768**	**74,335**	**137,749**
Valuation allowance	3,422	863	3,070
Total deferred tax assets	**60,346**	**73,472**	**134,679**
Net deferred tax assets (liabilities)	49,874	62,637	120,943
Current deferred income tax assets	**25,871**	**25,274**	**59,986**
Non-current deferred tax assets (liabilities)	**24,003**	**37,363**	**60,957**

The Company assumes that undistributed earnings of all subsidiaries will be permanently reinvested in their operations. Accordingly, no accruals for additional income tax expenses, which could arise due to a distribution of these earnings, have been made. The undistributed earnings amounted to approximately EUR 292.6 million, EUR 111.9 million and EUR 125.7 million at December 31, 2003, 2002 and 2001, respectively. Estimated taxes of approximately EUR 16.8 million, EUR 9.0 million and EUR 7.3 million would have been payable upon distribution of these earnings at December 31, 2003, 2002 and 2001, respectively.

Deferred tax assets of approximately EUR 52 million related to German companies available net operating loss carry-forwards have been recognized. Long-term deferred tax assets in the amount of EUR 2.5 million due to loss carry-forwards at SCHWARZ PHARMA Produktions-GmbH were written off due to impairment. The loss carry-forwards can not be used in the medium term due to the change in the company's legal form. The existing German loss carry-forwards are not limited in time.

With respect to existing loss carry-forwards at foreign companies, deferred tax assets have been recognized in the amount of EUR 2.0 million, of which most will expire at different times by 2020. Adjustments are always made to the resulting deferred tax assets whenever the Company considers it more likely than not that some or all of the deferred tax receivables will not be realized. Accordingly, SCHWARZ PHARMA Zhuhai took an adjustment to short-term deferred tax receivables in the amount of EUR 0.6 million. Tax payments in 2003, 2002 and 2001 were EUR 180.5 million, EUR 13.2 million, and EUR 37.2 million, respectively.

The table below shows the reconciliation of the expected domestic tax rate with the effective consolidated tax rate for the respective fiscal year. In this calculation, the exprected tax rate is based on the respective applicable German corporate tax rate on retained earnings. Due to a change in the presentation of non-deductible expenses in the year 2003, prior years have been adjusted correspondingly. The difference is presented in the line "Other".

(in percent)	2001	2002	2003
German federal statutory rate	25.0	25.0	26.5
German local tax rate	0.6	0.7	0.2
Credit for dividend distributions	(6.8)	(5.6)	1.7
Foreign tax rate differences	7.5	11.7	14.0
Non-deductible expenses	4.4	4.4	7.0
Non-deductible hidden reserves amortization	4.1	1.2	0.4
Other	3.3	2.4	1.1
	38.1	**39.8**	**50.9**

The nominal corporate tax rate in the year under review was 26.5% due to a temporary increase in the tax rate following the German Flood Victims Solidarity Act. As this is a temporary increase, it has no effect on the amount of deferred taxes in the Group.

The primary factor of the increased tax rate is a change in German tax law in the form of the write-down of a receivable from the reduction of corporate taxes for dividend distributions in the year 2003 (+7.3%-points). Moreover, non-deductible expenses increased by +2.6%-points and therefore had a major impact on the deterioration of the tax rate. Also in 2003, the difference between the German and foreign income tax rates increased, primarily due to earnings generated in the U.S. (+2.3%-points).

As with the previous year there were no tax rate changes in 2002 that would effect deferred taxes of the Group. However, the difference between domestic and foreign income taxes rose from 7.5 percentage points to 11.7 percentage points, which is mainly due to the increase of earnings generated in the U.S. Non-deductible expenses stayed on a nearly unchanged high level. As a result of the discontinuation of goodwill amortization under US GAAP since January 1, 2002, only non-deductible amortization on hidden reserves remain.

During 2001, there were no tax rate changes which would effect deferred taxes for the Group. However, in 2000, the German federal statutory tax rate to be used for deferred tax calculations was reduced by 13 percentage points due to a tax reduction law. Consequently, additional deferred tax income of EUR 1.8 million could be accounted for in the reporting period.

Notes to the Balance Sheet

14. Inventories

Inventories at December 31 included the following:

	2002	2003
Raw materials and work in process	40,224	**56,117**
Finished goods	26,124	**29,432**
Merchandise goods	27,715	**30,281**
	94,063	**115,830**

The increase in inventories is primary a result of the Omeprazole production by SCHWARZ PHARMA Manufacturing Inc., USA. Furthermore, the expected transfer of the production facilities from Ireland to Germany result in a temporary increase in inventories of SCHWARZ PHARMA Produktions-GmbH.

Inventories valued on a last-in-first-out basis comprised approximately 25% and 46% of total inventories at December 31, 2003 and 2002, respectively. The replacement costs of these inventories exceed the LIFO values by EUR 690,000.

15. Property, Plant and Equipment, Intangible Assets and Long-term Investments

Property, plant and equipment:

	Land	Buildings	Plant and machinery	Technical equipment	Other equip-ment, operational and office equipment	Advance payments and construc-tion in progress	Total
Acquisition cost 31.12.2002	**9,758**	**116,188**	**99,260**	**57,731**	**28,103**	**2,478**	**313,518**
Currency change	(68)	(7,215)	(6,522)	(1,303)	(1,246)	(302)	(16,656)
Additions	0	520	2,820	2,971	1,643	18,450	26,404
Disposals	(4)	(216)	(4,758)	(6,832)	(1,662)	0	(13,472)
Reclassifications	0	6,502	8,777	612	542	(16,864)	(431)
Acquisition cost 31.12.2003	**9,686**	**115,779**	**99,577**	**53,179**	**27,380**	**3,762**	**309,363**
Depreciation 31.12.2002	**4**	**33,599**	**46,950**	**42,684**	**18,279**	**5**	**141,521**
Currency change	0	(1,478)	(3,070)	(902)	(824)	0	(6,274)
Depreciation 2003	0	4,428	10,150	6,388	2,538	0	23,504
Disposals	(4)	(100)	(2,989)	(6,092)	(1,174)	0	(10,359)
Reclassifications	0	0	19	(79)	(10)	0	(70)
Depreciation 31.12.2003	**0**	**36,449**	**51,060**	**41,999**	**18,809**	**5**	**148,322**
Book value 31.12.2003	**9,686**	**79,330**	**48,517**	**11,180**	**8,571**	**3,757**	**161,041**
Book value 31.12.2002	**9,754**	**82,589**	**52,310**	**15,047**	**9,824**	**2,473**	**171.997**

Additions in property, plant and equipment primarily relate to technology improvements and expansions of the U.S. manufacturing facility of EUR 14.8 million and to diverse extensions of the production plant in Ireland of EUR 2.9 million (machinery and operating equipment). Investments in technical equipment mainly account for computers and company cars for the Company's sales force. Recurrent capital expenditures of EUR 4.6 million were made in technical and manufacturing facilities in Germany. Disposals of machinery and technical equipment of EUR 2.1 million are almost exclusively due to the sale of the production site in Spain.

Intangible assets

	Concessions, patents and similar rights	Intangible asset benefit pension plan	Trade-marks	Licenses and similar rights	Goodwill	Advances paid on intangible assets	Total
Acquisition cost 31.12.2002	**4,975**	**0**	**58,695**	**383,807**	**130,907**	**3,692**	**582,076**
Currency change	(735)	0	(915)	(36,849)	(14,155)	0	(52,654)
Additions	813	2,674	403	3,476	0	2,256	9,622
Disposals	(442)	0	0	(45,273)	0	0	(45,715)
Reclassifications	0	0	0	3,640	0	(3,209)	431
Acquisition 31.12.2003	**4,611**	**2,674**	**58,183**	**308,801**	**116,752**	**2,739**	**493,760**
Amortization 31.12.2002	**3,687**	**0**	**24,141**	**172,031**	**86,977**	**0**	**286,836**
Currency change	(582)	0	(490)	(12,233)	(12,724)	0	(26,029)
Amortization 2003	325	0	5,361	51,171	0	0	56,857
Disposals	(367)	0	0	(37,596)	0	0	(37,963)
Reclassifications	0	0	0	69	0	0	69
Amortization 31.12.2003	**3,063**	**0**	**29,012**	**173,442**	**74,253**	**0**	**279,770**
Book value 31.12.2003	**1,548**	**2,674**	**29,171**	**135,359**	**42,499**	**2,739**	**213,990**
Book value 31.12.2002	**1,288**	**0**	**34,554**	**211,776**	**43,930**	**3,692**	**295,240**

Additions to intangible assets amounting to EUR 9.6 million mainly relate to the capitalization of various software (sales force, ERP systems, research software etc.) and the acquisition of product rights in Asia and trademarks in Germany. Of this amount, EUR 2.7 million applies to an intangible asset that was capitalized due to an over-coverage of a pension plan. Prepayments on intangible assets mainly refer to a Customer Relationship Management System in the German sales organization and the upgrade of various software.

Amortization on intangible assets in the amount of EUR 56.9 million recorded in 2003 comprise ordinary amortization and an impairment loss pursuant to SFAS 144 on two product rights of SCHWARZ PHARMA Inc. Their carrying values were reviewed in the context of the disposal and were no longer sustainable.

Amortization of intangible assets for the coming years total EUR 27,698,000 for 2004, EUR 23,537,000 for 2005, EUR 22,780,000 for 2006, EUR 21,145,000 for 2007 and EUR 19,702,000 for 2008.

The net carrying value of intangible assets that are not amortized on a regular basis due to indefinite useful lives totals EUR 23,928,000.

Long-term investments

	Investments in affiliated companies	Investments in associated companies	Long-term securities	Total
Acquisition cost 31.12.2002	**1,150**	**39,283**	**8,452**	**48,885**
Currency change	0	0	(167)	(167)
Disposals	0	(2,301)	0	(2,301)
Acquisition cost 31.12.2003	**1,150**	**36,982**	**8,285**	**46,417**
Depreciation 31,12,2002	0	12,687	960	13,647
Currency change	0	0	(167)	(167)
Depreciation 2003	**0**	**2,640**	**0**	**2,640**
Depreciation 31.12.2003	**0**	**15,327**	**793**	**16,120**
Book value 31.12.2003	**1,150**	**21,655**	**7,492**	**30,297**
Book value 31.12.2002	**1,150**	**26,596**	**7,492**	**35,238**

Disposals in associated companies relate to the net development of the HOYER-MADAUS joint venture established in 1999. Long-term investments are included in the balance sheet position "Long-term investments and other assets".

16. Investments

Information regarding the Company's investment in securities is as follows:

	2002	2003
Cost of trading securities	252	0
Cost of "available-for-sale" securities	8,332	8,800
Unrealized gains/losses	2,620	3,562
Fair value equity securities (available for sale + trading)	**11,204**	**12,362**

These investments are included in the item "Marketable securities" and "Long-term investments and other assets". The Company does not own any held-to-maturity securities; for this reason only held-for-trading and available-for-sale securities are stated.

In 2002, SCHWARZ PHARMA Inc. USA, disposed of 443,900 shares of AXCAN Pharma Inc.

With the establishment of the AXCAN-SCHWARZ LLC joint venture in 1997, SCHWARZ PHARMA acquired 750,000 convertible bonds of AXCAN PHARMA, Inc. for a price of EUR 6.6 million and an additional premium of EUR 1.3 million. Subsequently, each convertible bond was exchanged for common shares of AXCAN PHARMA, Inc. without any additional payment. Currently, SCHWARZ PHARMA owns less than 5% of the outstanding common shares of AXCAN PHARMA, Inc.

In 2000 SCHWARZ PHARMA purchased 489,804 preferred shares of common stock of Aderis Inc., Richmond/USA (formely Discovery Therapeutics Inc.) for EUR 5.0 million. In 2001, SCHWARZ PHARMA has acquired further 200,000 shares of common stock of Aderis Inc. for an amount of EUR 2.5 million. This investment in common stock has been classified as available-for-sale.

17. Borrowings and Credit Arrangements

Long-term debt as of December 31 consisted of:

	Range of interest rates %	Due date	2002	2003
Germany:				
Bank loans	5.5 – 6.8 (2002: 4.2 – 6.8)	2004 – 2007	65,105	58,236
Foreign				
Bank loans	4.2 – 6.9 (2002: 4.2 – 6.9)	2005	27,683	8,112
State loans	0.0	2003–2012	2,658	3,476
Total long-term debt			95,446	69,824
Less current portion of long-term debt			11,667	6,656
Long-term debt, net			**83,779**	**63,168**

Nominal amounts of long-term debt payable during the five years ending December 31, 2004 through 2008 are EUR 6,656,000, EUR 16,093,000, EUR 10,064,000, EUR 35,301,000 and EUR 543,000 (thereafter, EUR 1,167,000 with a term of more than 5 years), respectively.

The Company and certain subsidiaries have various unsecured bank loans, which all bear interest at fixed rates.

In addition, the Company has domestic and foreign line of credit agreements with banks totaling EUR 174.6 million, none of which was used as of December 31, 2003. The interest on borrowings is based upon the terms of each specific arrangement and is subject to current market conditions. Certain agreements contain conditions requiring the maintenance of certain pre-defined financial ratios or other restrictions. Included among these are restrictions on new debt, minimum equity, or the maintenance of various financial ratios in connection with the cost of the outside financing. The Company does not anticipate that future borrowings will be affected by the terms of these agreements.

Short-term debt includes notes payable and bank overdrafts. No short-term bank loans were taken as of December 31, 2003. The weighted average interest rate was 4.5% and 4.7%, respectively, as of December 31, 2002 and 2001. Cash paid for interest was EUR 13.0 million in 2003, EUR 12 million in 2002 and EUR 8.0 million in 2001.

18. Credit Risk

The Company periodically reviews the creditworthiness of counter-parties, with which it co-operates regarding foreign currency transactions as well as regarding other agreements. SCHWARZ PHARMA does not expect to incur a loss from failure of any counter-parties to perform under the agreements. Credit risk with respect to trade receivables are limited, due to the large number of customers comprising the Company's customer base. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required.

19. Employee Benefits

Retirement benefits

The Company has various non-contributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Plans for most employees provide benefits based on flat euro amounts and years of service. In general, company policy is to fund these plans only if it is legally required, if it is local practice or if it is beneficial from tax considerations. The Company also sponsors defined contribution plans and participates in government-sponsored programs in certain countries.

On June 30, 2000, the German operations of the Company terminated a defined benefit pension plan and replaced it by a new benefit concept. Benefit accruals for all eligible employees were frozen as of that date. Vested pension benefits from the old plan will be paid after the retirement requirements of the plan are met.

Commencing July 1, 2000, a defined benefit pension plan was created in Germany covering substantially all employees. The plan has been instituted through a collective benefit fund that is an independent organization. The fund is committed to purchase reinsurance annuity contracts for every individual participant in order to secure future retirement payments from the fund to those participants. The Company contributes 0.75% of every participant's eligible salaries/wages to the plan (contribution 1). The participant may elect to contribute certain amounts not to exceed 0.75% of their eligible salaries/wages to the plan (contribution 2). The Company will match the employee's election (contribution 2 only) up to the elected amount but not to exceed the predetermined maximum. In addition, the participants may further contribute at their discretion up to 0.75% of their eligible salaries/wages to the plan (contribution 3). All contributions to the plan are vested immediately. The accumulated benefit obligation will generally be settled through lump-sum distributions at the time of retirement based on actuarial evaluations. The amount of the pension payment is determined based on the actuarial calculation of the respective contribution to the pension as part of the reinsurance. The participant may elect to spread such distributions over a maximum of five partial payments.

In 2002, the existing benefit pension plan of the German operations was modified. Henceforth, there are two different models for both standard wage employees respectively sales force representatives and management.

For standard wage employees and representatives, the company contributes 0.75% of every participant's eligible salaries/wages to the plan (contribution 1). In addition, the employees can use the employer's contribution for tax deductible savings plans ("Vermögenswirksame Leistungen") to contribute to the plan (contribution 2). The Company will match the employee's election (contribution 2 only) up to the elected amount but not to exceed a predetermined maximum. If contribution 2 was paid, the participants may elect to renounce payment of certain or all parts of their vacation bonus and contribute the amount to the plan (contribution 3). Contribution 3 is added up by the Company with 13% of the participant's expended vacation bonus. Only if contribution 3 is completely exhausted, an additional amount can be converted within the scope of year-end bonus payment (contribution 4). All contributions to the plan are vested immediately.

For management, there is merely a change in contribution 3 compared to the plan set up in July 2000: The participants can contribute at their discretion an amount of up to 4% of their gross base salary to the plan. All contributions to the plan are vested immediately.

After reaching a certain retirement age, the employee can choose between three different pay-out models. The benefit obligation can either be paid as a one-time capital sum, spread over three to five partial payments or disbursed as a monthly pension. The amount of the pension payment is determined based on the actuarial calculation of the respective contribution to the pension as part of the reinsurance.

In 2001, SCHWARZ PHARMA started paying contributions to a collective benefit fund from which plan assets with an amount of EUR 3,634,000 resulted at year-end 2002. These plan assets are netted against the discounted value of the pension commitments. In contrast to the previous year, in 2003 the collective benefit fund was accounted for as a defined contribution plan. The measurement of pension obligations and assets are thus no longer subject to SFAS 87. The change of the accounting treatment resulted in an income of EUR 775,000.

Pension cost for all plans were EUR 3,649,000, EUR 6,280,000, and EUR 5,639,000 for 2003, 2002, and 2001, respectively.

Pension plan information for fiscal years ending December 31, 2003 and 2002 was as follows:

	2002	2003
Change in benefit obligation		
Benefit obligation at beginning of year	21,159	24,291
Service cost	2,012	144
Interest Cost	1,241	1,183
Amendments	0	2,674
Actuarial (gain)/loss	752	(656)
Business acquired	0	0
Businesses disposed	0	0
Benefits paid	(873)	(1,022)
Accounting change	0	(3,930)
Curtailments	0	0
Benefit obligation at end of year	**24,291**	**22,684**
Change in plan assets		
Fair value of plan assets at beginning of year	1,809	3,634
Adjustments	902	0
Return on plan assets	223	0
Company's contribution	700	0
Accounting change	0	(3,634)
Fair value of plan assets at end of year	3,634	0
Funded status	**(20,657)**	**(22,684)**
Unrecognized net actuarial (gain)/loss	1,312	1,316
Unrecognized prior service cost	275	2,674
Additional minimum liability	(2,019)	(3,431)
Prepaid (accrued) benefit cost	**(21,089)**	**(22,123)**

Components of net periodic pension cost	**2001**	**2002**	**2003**
Service cost	1,345	1,722	144
Interest Cost	1,174	1,241	1,183
Actual return on plan assets	(22)	(176)	0
Net amortization and deferral	21	9	169
Income from accounting change	0	0	(775)
Net periodic pension cost	**2,518**	**2,796**	**721**

Weighted-average assumptions as of December 31	**2001**	**2002**	**2003**
Domestic and other European plans:			
Discount rate	6.0%	5.9%	5.5%
Rate of compensation increase	2.5%	2.5%	1.5%
Expected rate of return on plan assets	6.5%	6.5%	n.a.

Employee Savings Plan

The U.S. operations of SCHWARZ PHARMA have a defined contribution plan covering substantially all U.S. employees. Eligible employees can contribute a percentage of their earnings to the 401(k) savings feature of the plan. SCHWARZ PHARMA matches 50% of the first 6% of an employee's annual contribution. SCHWARZ PHARMA may elect to make additional discretionary profit sharing contributions in such amounts as may be determined by the Board of Directors of the U.S. operations. SCHWARZ PHARMA's matching contributions to the plan were approximately EUR 915,000, EUR 931,000 and EUR 829,000 for 2003, 2002 and 2001, respectively. The U.S. Board of Directors authorized additional discretionary contributions of EUR 1,490,000, EUR 1,720,000 and EUR 1,613,000 for 2003, 2002 and 2001, respectively.

Deferred Compensation Plan

Effective January 1, 1998, the U.S. company instituted a deferred compensation plan (the "Deferred Plan") to permit certain key employees to defer receipt of current compensation in order to provide retirement benefits on behalf of such employees. The Deferred Plan is intended to be unfunded and, therefore, all compensation deferred under the Deferred Plan is held by the U.S. company and commingled with its general assets. However, employee deferrals are deposited in U.S. company-owned life insurance contracts. Within these contracts the employees have the option of selecting a variety of investments. The return on these underlying investments will determine the amount of earnings credited to the employee's account.

Amounts charged to expense relating to the Deferred Plan were approximately EUR 2.2 million and EUR 1.0 million for the years ended December 31, 2003 and 2002, respectively. Included in other non-current liabilities in the consolidated balance sheets as of December 31, 2003 and 2002 was approximately EUR 4.2 million and EUR 3.0 million, relating to the Deferred Plan.

SCHWARZ PHARMA AG, too, initiated a deferred compensation plan effective January 1, 2002. This deferred compensation plan is addressed to those employees with a salary above the Social Security contribution ceiling of the federal pension insurance after consideration of all reward renouncements. The employee's capital contributions are paid into a fund. All realized gains, interest income and other returns are retained within the fund and increase the employee's pension claim, which is guaranteed by SCHWARZ PHARMA. Taxation on these parts of salary attributed to the deferred compensation plan is deferred until the employee reaches retirement age.

In 2003 the employees made contributions to the plan of EUR 817,000. Hence, as of December 31, 2003, a corresponding pension liability in the amount of EUR 1,107,000 relating to the deferred compensation plan was recognized.

20. Shareholders' Equity

In fiscal year 2003, the development of accumulated other comprehensive income (loss) was as follows:

EUR in *thousands*	Exchange rate difference	Unrealized holding gains (losses) on *securities*	Minimum pension liability *adjustments*	Appreciation of non-vested SAR's	Accumulated "Other Comprehensive *Income (Loss)*"
As per 1.1.	35,036	1,660	(1,173)	976	36,499
Change	(68,327)	591	707	(976)	(68,005)
As per 31.12.	**(33,291)**	**2,251**	**(466)**	**0**	**(31,506)**

The unrealized holding gains (losses) on securities and additional minimum pension liability are presented net of deferred tax amounting to EUR 795,000, EUR –1,201,000, and EUR 1,681,000 for 2003, 2002 and 2001, respectively.

The Annual Shareholder's Meeting decided on May 15, 2002, to reclassify the share capital of SCHWARZ PHARMA AG. Each existing share of SCHWARZ PHARMA AG representing a portion of the share capital amounting to EUR 2.60 was replaced by two shares with a portion amounting to EUR 1.30 each. The purpose of this transaction was to increase stock trading liquidity, SCHWARZ PHARMA AG did not receive new capital.

In October 1999, the Supervisory Board authorized the Management Board to repurchase Company stock. The Executive Board decided to repurchase up to EUR 0.51 million SCHWARZ PHARMA shares through December 31, 1999. The Company's repurchases of common stock are recorded as a separate item in shareholders' equity and reduces common stock as well as additional paid in capital according to the underlying treasury method.

Upon approval of the Supervisory Board, the Company sold 600,000 treasury shares in 2002, whereas no shares were purchased or sold in 2003 and 2001. The number of treasury shares sold to employees amounted to 11,420 in 2003, 10,630 in 2002, and 21,000 in 2001 (each number after stock split).

21. Stock Incentive Plans

Executive Stock Option Program 2000

During 2000, the Company adopted the Executive Stock Option Program 2000 (ESOP 2000), through which certain senior managers and other key employees became eligible to invest in interest bearing fixed-rate debentures with an interest rate of 5.5%, which have a term of ten years and are convertible into shares of the Company's common stock. Each debenture (nominal value of EUR 1.30 after stock split) can be exchanged for one ordinary share with the payment of a premium.

The exercise price for the options upon conversion is based on an average share price at the time the debentures are issued (reference price) plus an extra charge of 15% (exercise hurdle) of the reference price. As both the exercise price and the number of options granted is known at the issue date, this is a fixed plan. After two and three years fifty percent of the covered shares will each become exercisable, but only if a participant's date of termination, death, disability or retirement has not occurred before the vesting date.

The following table summarizes stock option activity in 2002 and 2003 after stock split in July 2002 (number of shares in thousands):

	2002		2003	
	Number of shares under option	Average base exercise price per option (EUR)	Number of shares under option	Average base exercise price per option (EUR)
Outstanding at January 1	2,013	14.55	2,716	16.59
Granted	967	20.15	0	0.00
Exercised	(138)	13.56	(616)	14.26
Canceled	(126)	14.60	(171)	16.33
Outstanding at December 31	**2,716**	**16.59**	**1,929**	**17.36**
Exercisable at December 31	243		493	

Exercise prices are within a range of EUR 13.56 up to EUR 20.15.

Executive Stock Option Program 2003

During 2003, the Company adopted a new Executive Stock Option Program (ESOP 2000), through which certain senior managers and other key employees became eligible to purchase one new common share of the Company at the exercise price for each option tendered. On the basis of the decision of the Annual Meeting of Shareholders on May 13, 2003, a "naked options" program was offered for the first time. Naked options are subscription options on new shares from a capital increase. In contrast to the ESOP Program 2000, the granting of these options is not related to the issuance of debt securities.

The base price corresponds to the average closing price of SCHWARZ PHARMA shares in XETRA trading on the Frankfurt stock exchange during the last five days prior to the issue date of the respective options. The exercise price to acquire one common share of SCHWARZ PHARMA AG stock upon exercise of the option is calculated based on the base price plus a 20% premium as a profit target. As both the exercise price as well as the number of options granted is known as of the issue date of the stock option, this is a fixed plan. Fifty percent of the option package granted can be excercised after two years, after three and four years, another 25 percent may be exercised, respectively. However, options may be exercised only if the benefiting employee has not previously left the company due to termination. The Executive Board may make special provisions for special cases such as death, disability, retirement, or termination of the employment contract not for cause.

The accounting effects from the 2003 ESOP will not arise until 2005. The table below summarized the activities of the 2003 ESOP for the 2003 fiscal year (number of shares in thousands):

	2003	
	Number of shares under option	Average base exercise price per option (EUR)
Outstanding at January 1	0	–
Granted	850	41.39
Exercised	0	0
Canceled	(9)	41.39
Outstanding at December 31	**841**	**41.39**
Exercisable at December 31	0	

Stock Appreciation Rights Program 1999 (SAR Plan)

Effective September 1, 1999, the Management Board adopted the SCHWARZ PHARMA Stock Appreciation Rights Plan 1999. Under the SAR Plan, which has a duration of 6 years, the Company, via a committee appointed by the Management Board, (the "Committee") may grant to eligible employees one or more stock appreciation rights ("SARs"). The Committee will specify the number of shares to be subject to each SAR granted to each participant and establish the grant price and grant date for each SAR granted. Under the terms of the SAR Plan, the grant price of the SAR granted shall be the fair market value of the common share of SCHWARZ PHARMA AG on the grant date (EUR 19.32 after stock split).

Twenty five percent of covered shares of a participant's SAR will become exercisable on the first, second, third and fourth anniversary of the grant date. Consequently, on September 1, 2003 all SARs will be fully exercisable. In the event of a change in control, as defined in the SAR Plan, any unvested SAR held by a participant shall become fully vested and exercisable.

Upon exercise of a SAR, the eligible participant shall receive cash equal to the appreciation of one share of stock under the SAR multiplied by the number of shares of stock as to which it is then being exercised. The appreciation is measured by the excess of the fair market value of stock over the grant price, as defined in the SAR Plan, on the exercise date. There is no plan to meet the plan's obligations through a stock tender.

The SARs expire upon the earliest of the following:

- The sixth anniversary of the grant date or on August 31, 2005
- The seventh day following the participant's date of termination, if such termination occurs for reasons other than the participant's death
- The twelve month anniversary of the date of termination, if termination occurs by reason of the participant's death.

As 100% of the SAR 1999 volume was exercisable as of December 31, 2003, accruals in the amount of EUR 0.4 million were recognized based on a share price of EUR 21.51 for SCHWARZ PHARMA shares.

The development of the SAR Plan throughout 2003, 2002 and 2001 was as follows (Number of SARs in thousands after stock split):

Stock Appreciation Rights Program 1999	2001 Number of shares under option	2002 Number of shares under option	2003 Number of shares under option
Outstanding at January 1	388	373	347
Granted	0	0	0
Exercised	0	(12)	(175)
Canceled	(15)	(13)	(6)
Outstanding at December 31	**373**	**347**	**166**
Exercisable at December 31	186	261	166

Stock Appreciation Rights Program 2000 (SAR 2000 Plan)

The Stock Appreciation Rights Program 2000 was established on December 31, 2000. Under the SAR 2000 Plan, the Company may grant to eligible key employees an individually determined number of stock appreciation rights ("SARs"). The grant price of a SAR granted under this program will be EUR 10 after stock split. The overall duration of the SAR 2000 Plan is five years and ends on December 31, 2005.

Fifty percent of covered shares of a participant's SAR will become exercisable on the first and the second anniversary of the grant date, i.e. on December 31, 2002 all SARs were fully exercisable, under the condition that a participant's date of termination had not occurred before the vesting date. In the event of a change in control, as defined in the SAR Plan, any unvested SAR held by a participant shall become fully vested and exercisable. Upon exercise of a SAR, the eligible participant shall receive cash equal to the appreciation of one share of stock under the SAR multiplied by the number of shares of stock as to which it is then being exercised. The appreciation is measured by the excess of the fair market value of stock over the grant price, as defined in the SAR Plan, on the exercise date.

As the total volume of the SAR 2000 was fully exercisable as of December 31, 2003, the Company accrued compensation expense of EUR 1.2 million based on a SCHWARZ PHARMA share price of EUR 21.51.

	2001 Number of shares under option	2002 Number of shares under option	2003 Number of shares under option
Outstanding at January 1	550	520	416
Granted	0	0	0
Exercised	0	(90)	(295)
Canceled	(30)	(14)	(15)
Outstanding at December 31	**520**	**416**	**106**
Exercisable at December 31	260	416	106

Stock Appreciation Rights Program USA 2003 (SCHWARZ PHARMA Restricted Stock Unit Agreement)

This Stock Appreciation Rights Program was established in the USA on January 1, 2003. According to this program the Company may grant to eligible key employees an individually determined number of stock appreciation rights, which are linked to the price of SCHWARZ PHARMA AG shares. In the reporting year, the Company issued SARs with a value of EUR 1,762,000 to the eligible participants. The resulting expense will be recognized on a pro-rata basis over the exercise period of 4 years as personnel expense.

Hedging of SAR programs 1999 and 2000

In October 2002, the Company decided to hedge potential risks arising from the Stock Appreciation Rights Program 1999 and 2000 by investing in call options on its own stock. The options grant the right to the company (buyer) to claim for a cash settlement from a bank (seller) in case of exercise by the buyer.

This hedge transaction is accounted for in accordance with SFAS 133 "Accounting for Derivative Financial Instruments and Hedging Activities." Therefore, the purchased options are capitalized in other assets and are recognized at fair value at the balance sheet date. Fair value appreciation of the non-vested SARs as of December 31, 2002, amounting to EUR 976,000, has been recorded in the equity item "Other comprehensive income". As all outstanding stock appreciation rights were exercisable as of December 31, 2003, this item was dissolved at the end of the year under review.

Fair values and acquisition costs of the options for the hedging of SAR programs on December 31, 2003, are as follows:

- SAR 1999: Fair value EUR 0.6 million; Acquisition cost EUR 1.2 million.
- SAR 2000: Fair value EUR 1.0 million; Acquisition cost EUR 1.2 million.

Measurement

The Company accounts for its stock compensation arrangements using the intrinsic value method. If the fair value method of accounting was applied as defined in SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's total and per share net income would have been as follows (in thousand euros after stock split, applying the "accelerated expense attribution method"):

	2001	2002	2003
Net income, after taxes as reported	40,505	48,393	132,518
Expense from stock option program (after taxes)	5,122	11,221	13,177
Net income, after taxes Pro Forma	35,383	37,172	119,341
Earnings per share (basic)	0.92	1.10	2.94
(diluted)	0.92	1.09	2.87
Earnings per share Pro forma (basic)	0.80	0.84	2.65
Pro Forma (diluted)	0.80	0.84	2.58

The weighted-average fair value per share for options granted under the ESOP programs in 2003, 2002 and 2001 were calculated at EUR 8.25, EUR 23.80 and EUR 9.17, respectively.

The fair values were calculated using the Black-Scholes option pricing model, modified to reflect the pricing adjustments, based on the following assumptions:

	ESOP 2000 2nd tranche 2001	ESOP 2000 3rd tranche 2002	ESOP 2003 1st tranche 2003
Dividend yield	3.4%	1.7%	1.8%
Volatility	50.0%	50.0%	28.5%
Risk-free interest rate	5.2%	4.43%	3.92%
Expected term of options (in years)	10	10	7
Expected remaining maturity of options (in years)	8	9	7

22. Financial Instruments

Fair Value of Financial Instruments

The financial instruments portfolio of SCHWARZ PHARMA includes cash and cash equivalents, as well as short and long-term debt instruments. The most significant instrument, long-term debt, had carrying and fair values totaling EUR 63,168,000 and EUR 69,343,000, respectively at December 31, 2003. The corresponding amounts at December 31, 2002 were EUR 83,779,000 and EUR 92,617,000, respectively. The fair values of the other instruments approximated their carrying values in the aggregate.

The fair value of long-term debt has been estimated using the discounted cash flow method based on current borrowing rates, currency exchange rates and remaining maturities.

Derivative Financial Instruments

At December 31, 2003, three option contracts had maturities of 24 months, two interest rate swaps a remaining maturity of 38 months, one interest rate swap a maturity of 30 months, and all other contracts had maturities within the next 12 months.

The following table presents the aggregate nominal amounts and carrying values, which correspond to the fair values of the Company's derivative financial instruments outstanding as of December 31, 2003 and 2002.

	2002		2003	
	Nominal Value	Carrying Value	Nominal Value	Carrying Value
Forward Contracts	14,402	401	40,816	(815)
Interest Rate Swap	45,000	(238)	47,500	5
Options	–	17,738	–	2,036
Total	59,402	17,901	88,316	1,226

23. Commitments

Capital Leases

In 2003, certain non-cancelable leases relating to office equipment are classified as capital leases and are included in property, plant and equipment. All other leases are classified as operating leases and are not capitalized. Details of the capitalized leased assets as of December 31, 2002 and 2003, are as follows:

	2002	2003
Other equipment	3,189	2,737
Less accumulated depreciation	1,615	1,809
Net capitalized leased assets	**1,574**	**928**

Depreciation of these capital lease assets are included in ordinary depreciation of the year.

As of December 31, 2003, the future minimum lease payments under capital leases are as follows:

	EUR in thousands
2004	654
2005	269
2006	46
Total minimum lease payments	**969**
Less amount representing interest	(41)
Present value of net minimum lease payments	**928**
Less current maturities	634
Long-term obligation	**294**

Operating Leases

The group companies lease automobiles, certain equipment, office and warehouse facilities under various lease agreements. Rental expense under these leases were approximately EUR 16,668,000, EUR 17,045,000 and EUR 15,661,000 in 2003, 2002 and 2001, respectively. The group has certain obligations related to future capital expenditures and other purchase commitments totaling EUR 14,784,000, as of December 31, 2003. Aggregate future minimum annual rental payments required under the operating leases at December 31, 2003 are as follows:

	EUR in thousands
2004	7,105
2005	4,717
2006	2,783
2007	1,890
2008	1,705
2009 and thereafter	1,890
Total	**20,090**

Guarantees

As the parent company, SCHWARZ PHARMA AG has given a payment guarantee to a creditor as security for a loan taken by SCHWARZ PHARMA Holdings Inc., USA. As of the closing date, this loan to SCHWARZ PHARMA Holdings Inc. totaled EUR 7,791,000.

SCHWARZ PHARMA AG has also given a comfort letter to the project manager for the German state of Nordrhein-Westfalen, in which it promises to provide the necessary financing to its subsidiary, SCHWARZ BioSciences GmbH, for the execution of the development project. As of December 31, 2003, eligible expenditures totaled EUR 227,000.

24. Contingencies

The group companies are involved in various litigation arising in the normal course of business, including proceedings based on patent infringement and workers' compensation claims. The Company is self-insured for health care, workers' compensation, general liability and product liability up to predetermined amounts, above which third party insurance applies. Risks beyond these amounts are covered by policies with independent insurance companies. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and the measurement of established accruals for uninsured liabilities.

The outcome of pending proceedings cannot be predicted with certainty. Please refer to the remarks on risk management above for more information.

25. Events occurring after the balance sheet date

Beyond the developments already described, no events occurred after December 31, 2003, which are of major significance for SCHWARZ PHARMA and would lead to a change in the Group's financial position as well as in the risk assessment.

26. Significant differences between German Commercial Code and U.S. GAAP

There are differences in a large number of individual items between U.S. GAAP accounting principles and German Commercial Code (HGB). The following items have particular relevance to SCHWARZ PHARMA:

Depreciation on property, plant and equipment and product rights

Movable property, plant and equipment are amortized in the Consolidated Financial Statements according to U.S. GAAP using the straightline method without exception. Under HGB, in accordance with tax regulations, declining-balance depreciation is permissible to be used in Consolidated Financial Statements. In some cases, estimating longer useful lives for certain product rights following HGB leads to lower depreciation as compared to U.S. GAAP.

Capitalization of direct internal personal expenses

In contrast to HGB, but in accordance with U.S. GAAP (SOP 98-1), internal direct general and personal expenses in connection to self-used software were included in cost value for the first time in 2001.

Acquired Goodwill

The costs of purchasing participating interests in third parties and the market values of the identifiable goods (less liabilities) acquired can be netted against revenue or capital reserves, as permitted by the HGB. However, under U.S. GAAP assets and liabilities are recorded at their fair values and any remaining excess purchase price is recorded as goodwill. Pursuant to U.S. GAAP, scheduled amortization was computed using estimated useful lives between 15 and 20 years (for acquisitions in 1999; earlier acquisitions: up to 40 years) until fiscal year 2001. Since January 1, 2002, goodwill is no longer amortized on a regular basis due to adjusted U.S. GAAP rules, SFAS 142 "Goodwill and Other Intangible Assets." As far as goodwill is capitalized under HGB, a useful life of 4 years or any other reasonable estimate is allowed.

Inventories / Cost of sales

Since 2001, not only direct material and production cost elements are considered when calculating production costs according to HGB, but also related overheads. Therefore, there are no longer evaluation differences between U.S. GAAP and HGB.

Provisions

In the Consolidated Financial Statements according to U.S. GAAP, all pension commitments of the SCHWARZ PHARMA Group are valued uniformly according to SFAS No. 87 "Employer's Accounting for Pensions." In contrast, for consolidated accounting purposes under the HGB, the valuation used for domestic companies is based on German tax regulations and the valuation for foreign companies is based on the relevant local regulations.

Under German accounting rules, provisions for deferred maintenance may be recorded as of the balance sheet date if the maintenance measures will be executed within three months of that date. U.S. GAAP does not allow provisions for such maintenance expenses. Furthermore, in contrast to U.S. accounting rules, reserves must also be recorded for contingent liabilities under German rules when the need for the same is sufficiently probable.

Research and development expense

SCHWARZ PHARMA has entered into development contracts with various biotechnology and other technology companies concerning projects at different stages of clinical development. In the majority of cases, down payments become due at the time of signing these contracts. Under HGB, those payments are regularly capitalized in the balance sheet under intangible assets as purchased product rights. However, pursuant to U.S. GAAP, these costs are generally recorded as ongoing research and development expenses in the income statement.

27. Corporate Governance

Declaration of Compliance for the fiscal year 2003 pursuant to § 161 German Stock Corporation Act.

The SCHWARZ PHARMA AG has issued the Declaration of Compliance pursuant to § 161 German Stock Corporation Act (AktG) and made it available to its shareholders.

Monheim, Germany February 2004

Patrick Schwarz-Schütte
Detlef Thielgen
Jürgen Baumann
Dr. Klaus Veitinger
Prof. Dr. Iris Löw-Friedrich

Management's discussion and analysis

Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the SCHWARZ PHARMA Group's operating performance over the last three years.

Net sales: SCHWARZ PHARMA Group increased net sales by 55.3% to EUR 1,496.3 million in 2003.

In 2002, sales growth of EUR 195.8 million (+25.5%) to EUR 963.5 million was recorded. In 2003 exchange rate effects decreased sales by EUR 202.5 million, as compared to EUR 23.7 million in 2002 and as compared to an increase to sales of EUR 8.4 million in 2001.

International sales grew by 76.7% in 2003 to EUR 1,280.8 million (as compared to increases of +35.5% in 2002 and +6.6% in 2001, respectively), whereas sales in Germany decreased by 8.5% to EUR 203.7 million (as compared to +6.0% in 2002 and +5.7% in 2001). This sales decline on the German market is primarily due to increased competitive conditions and to the state-mandated 6% price cut on about 60% of the German product line. The international sales accounted for approximately 85.6% of the Group sales in 2003 as compared to 75.1% in 2002 and 69.6% in 2001. The U.S. accounted for 75.3% of these foreign sales in 2003 as compared to 55.9% in 2002 and 43.2% in 2001. Europe accounted for 22.6% as compared to 40.7% in 2002 and 53.5% in 2001, and Asia for 2.1% as compared to 3.4% in 2002 and 3.3% in 2001.

In 2003 the twenty-five top-selling products accounted for 87.4% of total SCHWARZ PHARMA Group sales. The absolute top seller in 2003 was the generic drug Omeprazole (a gastrointestinal drug) that was launched on the U.S. market in December 2002. With sales of EUR 784.3 million, it displaced the previous top selling product Moexipril (single compound: Univasc®/Femipres® and combined compound: Uniretic®/Femipres Plus®), which posted sales of EUR 49.1 million for the year. Sales of Moexipril decreased by 33.0% as compared to the previous year; sales of the single formulation Univasc® in particular are being affected by intense competition from generic products in the USA.

Additional top selling products in 2003 continued to include nitrates (cardiovascular products: Isoket® and Elantan®), which achieved a total sales volume of EUR 92.9 million for SCHWARZ PHARMA. Sales of the calcium antagonist Verelan PM®, a drug for the treatment of hypertension approved in the U.S. market, increased by 4.4% to EUR 38.3 million in 2003 compared to EUR 36.7 million in the previous year. Calculated in U.S. dollars, the increase was 25.0% as compared to previous year's sales.

While sales of Prostavasin®, a drug for the prevention of peripheral arterial occlusive diseases (EUR 35.6 million; –15.6%) , and Deponit®, a glycerol trinitrate patch for medicating coronary heart disease (EUR 36.1 Mio.; –2.4%) declined, the most important licensed products again continued to perform well in 2003: sales of the A2-antagonist Provas® achieved a growth rate of 9.9% and a sales volume of EUR 26.6 million, while sales of the anti-asthma drug Atmadisc® rose to EUR 29.6 million (+6.8%).

Gross profit margin was 74.2% of sales in 2003 as compared with 66.3% in 2002 and 60.7% in 2001. In absolute amounts, the increases in gross profit margins were more than proportional (+74% to EUR 472.5 million) as compared to the previous year. These increases were primarily the result of launching the new generic drug Omeprazole on the U.S. market (a product with a high share of net sales, but a relatively small share of production costs). In addition, production optimization measures taken in the previous year are yielding lower production costs. These were offset during the period under review by expenses for restructuring measures at SCHWARZ PHARMA Ltd., Ireland.

Selling expenses include promotion expenses, sales force expenses and other marketing expenses. As a percentage of sales, selling expenses again continued to decrease in 2003: After declining by 33.1% in 2001 to 30.4% in 2002, selling expenses decreased further to 26.0% of sales in 2003. In relation to sales, an important factor of the reduction was the launch of Omeprazole in the USA, which incurred only relatively low selling expenses. The increase in selling expenses, in absolute terms, by EUR 95.3 million compared to the previous year is primarily the result of expenditures due to profit sharing agreements associated with the marketing of Omeprazole, and a one-time "direct-to-consumer" marketing campaign (TV spots, approximately EUR 19.0 million), which was conducted for Omeprazole.

As a percentage of sales, selling expenses decreased to 30.4% in 2002. The absolute increase in selling expenses of EUR 39.1 million compared to 2001, as was also the case in fiscal year 2003 just ended, was primarily the result of expenditures due to profit sharing agreements associated with the marketing of Omeprazole. Further, sales force costs rose as a consequence of taking over external Atmadisc® sales representatives in Germany. On the other hand, promotion expenses were reduced – particularly in Germany, France, and Spain.

Even though several products were launched and our sales force expanded in 2001, selling expenses remained nearly on the same level as in the previous year at 33.1% of sales. Nexxair®, a drug for the treatment of asthma was introduced in France and Bactil®, a product against allergies was launched in Spain. SCHWARZ PHARMA strengthened its position in the Polish cardiovascular market by introducing Cardin®. Furthermore, the sales force was expanded in several markets where SCHWARZ PHARMA is very successful (e.g., in Germany, Poland, and Asia).

As a percentage of sales, **general and administrative expenses** of 8.6% were slightly below the previous year's level (2002: 8.9%), while in 2001 they were 7.7%. The absolute increase in general and administrative expenses of EUR 44.0 million compared to the previous year is, as in 2002, primarily the result of cost associated with the sales of the generic drug Omeprazole (particularly legal consulting) in the USA. In contrast, personnel costs in various corporate affiliates declined.

In the previous year, the general and administrative expenses totaled EUR 85.3 million, which corresponded to an increase of EUR 26.2 million. In addition to increased insurance premiums, higher personnel expenses and increased costs for consulting services, this rise in cost was mainly caused by legal consulting fees associated with the sales of the generic drug Omeprazole in the USA.

As a percentage of sales, general and administrative expenses were 7.7% in 2001. Despite unfavorable exchange rate effects, this level was still able to be realized as a result of the reorganizational measures carried out in 1999. These measures resulted in newly-defined and more efficient organizational units and strict world-wide cost saving programs.

Research and development expenses increased by 15.9% or EUR 19.8 million to EUR 144.0 million in 2003. As a percentage of sales, 9.6% of sales were spent for research and development, compared to 12.9% in 2002 and 13.9% in 2001. This decrease as a percentage of sales is the result of the successful marketing of Omeprazole. Excluding the income from Omeprazole, the share of research and development expenses would have been 20.2%. This increase compared to the previous year reflects the advanced development activities of the SCHWARZ PHARMA pipeline. All projects advanced further during the reporting year. More detailed information about each project is provided under the heading "Segment: BIOSCIENCES" in the segment reporting.

Otsuka Pharmaceuticals Co. Ltd., of Tokyo, Japan purchased the exclusive rights for developing and marketing rotigotine CDS in Japan in November 2002. In conjunction with this agreement, Otsuka now holds the Japanese rights for all indications and potential applications. For these rights, SCHWARZ PHARMA received installments and milestone payments totaling EUR 8.0 million in 2002.

Amortization of intangible assets
In 2003, amortization of intangible assets declined by EUR 3.0 million compared to the previous year, primarily as a result of the exchange rate effects and the divestiture of two product rights in the USA in the first quarter of 2003. A slight counter effect resulted from increased amortization for other rights, especially software.

The decrease of this item in 2002 by EUR 3.4 million compared to 2001 was primarily due to the discontinuation of amortization of goodwill pursuant to SFAS 142, "Goodwill and Other Intangible Assets," effective as of January 1, 2002. In addition, amortization for product rights, patents and other rights declined slightly by EUR 0.8 million.

At the end of the first quarter of 2001 it became clear that the approval process and the launch of the human growth formulation Nutropin Depot®, originally scheduled for introduction on the market at the end of 2001, would be delayed. As a result, SCHWARZ PHARMA AG recorded an extraordinary write-down of EUR 7.8 million on previously capitalized advance payments as of December 31, 2000. As the project would have required considerably more resources than had been expected, the exclusive development and marketing rights, purchased in January 1999, were sold back to Genentech Inc., USA, in June 2001.

Impairment loss pursuant to SFAS 144 (until 2001: SFAS 121)
Due to the disposal of two product rights at SCHWARZ PHARMA Inc., USA, the Group recorded impairment losses totaling EUR 25.6 million in the fiscal year just ended. Pursuant to SFAS 144, the carrying amount of a long-lived asset must be reviewed and, if necessary, written down to its fair value if the asset is to be disposed of. This was the case with regard to the product rights in question in the first quarter of 2003.

In 2002 the impairment loss in the amount of EUR 3.1 million included a product right in Germany (EUR 2.0 million) and the investment of SCHWARZ BioSciences Inc. in the U.S. company, Alviva Inc., (EUR 1.1 million).

As future sales of Mizollen®, a product marketed in the United Kingdom for the relief of allergies, are expected to be far below expectations, an impairment loss of EUR 1.3 million was recorded in 2001 pursuant to SFAS 121 (now SFAS 144).

These impairment losses are calculated as the difference between the carrying value of the product right or asset and its fair value, which reflects discounted future cash flows.

Other operating income in 2003 includes various items (received income from services, reversal of accruals etc.), which cannot be allocated directly to one of the functional areas. As in the previous year, **other operating expenses** increased due to the profit sharing payable to Genpharm and Andrx for the generic drug Omeprazole, which now relate to a complete marketing year (in the previous year, Omeprazole marketing only started in December). In exchange, the contract partners had waived their claims to the exclusive marketing rights of the generic drug Omeprazole for the first 180 days after introduction on the market.

The largest portion of the other operating income in 2002 came from a lump sum payment in the amount of EUR 5.0 million as well as the first milestone payment in the amount of EUR 3.0 million from Otsuka Pharmaceuticals Ltd., of Tokyo, Japan for the exclusive development and marketing rights for rotigotine CDS in Japan. In addition, SCHWARZ PHARMA received the final settlement payment from Genentech Inc., USA for Nutropin (EUR 0.8 million). Compared to the previous year, other operating expenses showed a sharp increase. This is primarily due to expenses for profit sharing agreement with Genpharm and Andrx.

Other operating income in 2001 includes a EUR 4.4 million gain from the disposal of ASES Technology as well as a EUR 1.9 million gain that the French affiliate achieved by selling some minor product rights. In addition to this, included here are reimbursements from the former Axcan-SCHWARZ LLC joint venture for selling and administration expenses, as well as marketing subsidies for Verelan® from Elan Corporation.

Interest and similar income rose by EUR 2.6 million to EUR 5.1 million in 2003. This increase is mainly attributable to a better net cash position of the SCHWARZ PHARMA Group, due to the fact that cash flows from operating activities could be profitably invested.

Interest and similar income totaled EUR 2.5 million in the previous year as compared to EUR 3.6 million in 2001. One primary reason for the decrease in income in 2002 compared to previous years is the absence of interest income (2001: EUR 2.0 million) from the outstanding principal payment for the Axcan-SCHWARZ LLC joint venture. Axcan Pharma Inc. of Canada had repaid the outstanding principal from the sale of the joint venture early and in full on June 30, 2001.

The decline in interest and similar income in 2001, as compared to 2000, mainly resulted from the sale of EUR 9.0 million of securities held as current assets. In addition to this, interest income generated from the outstanding purchase price payments received from Axcan Pharma, Inc. upon the divestiture of the Axcan-SCHWARZ LLC joint venture, was lower in 2001. Interest income on the outstanding purchase price decreased by EUR 2.9 million as compared to 2000 (2001: EUR 2.0 million; 2000: EUR 4.9 million).

Interests and similar expenses were reduced by EUR 1.9 million to EUR 9.8 million. This is primarily attributable to the reduced use of debt of SCHWARZ PHARMA AG and SCHWARZ PHARMA Holdings Inc., USA. Due to cash inflows from operating activities, short-term bank loans were almost completely eliminated, and net long-term liabilities from bank loans were reduced substantially. Net interest loss declined from EUR 9.1 million to EUR –4.7 million.

Interest expense amounted to EUR 11.6 million in 2002, which was significantly above the previous year's expenses of EUR 8.0 million. This increase reflects the normal use of debt in the fiscal year 2002. The U.S. subsidiary in particular increased its use of debt as it acquired two product rights at the end of 2001. By converting short-term debt into long-term debt, SCHWARZ PHARMA has locked in favorable interest rates over the long term. The debt of the SCHWARZ PHARMA Group could only be reduced in the last quarter of 2002 by means of cash flows from operating activities. Consequently, the net interest loss increased to EUR –9.1 million compared to EUR –4.4 million in 2001. This was primarily due to the absence of interest income from Axcan and higher average use of debt in the reporting year than in 2001.

In 2001 interest expenses totaled EUR 8.0 million and were slightly below the previous year's expenses of EUR 8.9 million. This decrease was due to a reduced use of normal debt in 2001 and low interest rates. Compared to 2000, the net interest loss declined by EUR 11.0 million, due to the lower interest income from AXCAN Pharma Inc., Canada, after the outstanding principal was paid in June 2001 as mentioned above. (Net interest loss in 2001: EUR 4.4 million).

Other income increased only slightly in 2003 as compared to the previous year (+0.8%). This item includes income of EUR 8.0 million arising from the settlement of legal proceedings in the USA and revenues from the divestiture of a U.S. product right (EUR 6.4 million). In the fiscal year just ended, the share of income from the Hoyer-Madaus joint venture declined from EUR 3.6 million to EUR 1.7 million. In addition, this item contains effects from the valuation of accounts posted in foreign currencies (receivable/payables) and from other hedging transactions as of the balance sheet date totaling EUR +7.0 million. Gains and losses from the disposal of assets and other non-operating income and expenses are also included in this line item.

The significant reduction of other income in 2002 compared to 2001 is primarily the consequence of the one-time principal payment by Axcan Pharma Inc. of Canada in 2001 in the amount of EUR 42.9 million. Adjusted for this effect, the remaining income actually shows an increase of EUR 4.5 million. This income is primarily due to the disposal of product rights in Spain (EUR 6.3 million), Italy (EUR 2.6 million) and in the U.S. (EUR 1.2 million) as well as the income from the Hoyer-Madaus joint venture of EUR 3.6 million, which represents an overall increase of EUR 1.3 million compared to 2001.

The sharp increase in other income in 2001 is primarily the result of the early payment by Axcan Pharma Inc., Canada, of the remaining principal from the 1999 divestiture of the Axcan SCHWARZ LLC joint venture. This income amounted to EUR 42.9 million. As Axcan U.S. was a highly leveraged entity, the unpaid receivable portion of the gain on the original transaction was deferred and offset against the outstanding purchase price receivable until such time as Axcan U.S. had enough cash flow available to make the installment payments. The Company has therefore recognized a portion of the gain as income each time installment payments were received. In addition, an accrual, originally set up in 1999 for past-registration risks, was reversed in 2001 (EUR 10.2 million).

The **income tax rate** in 2003, at 50.9%, was above the level of the previous year (2002: 39.8%). The primary factor for the unfavorable increase in the tax rate were changes in the German tax law that resulted in an adjustment to a claim from the reduction in corporate taxes for dividend distributions. Furthermore, extraordinary effects of the U.S. affiliate, which were not tax deductible in the USA, are reflected in the increased tax rate. In addition, the increased profit contribution of the Group's U.S. affiliates did have a negative impact on the income tax rate.

The income tax rate in 2002 was slightly above the level of the previous year at 39.8%, since a large portion of the income is taxable in the USA and various operating expenses are not tax deductible in a number of countries.

After a reduction in the income tax rate in 2000, primarily due to the distribution of taxable income between Germany and other countries with lower tax rates, the tax rate increased in 2001. This was primarily due to the non-operating income from the remaining principal payments received from the divestiture of Axcan Pharma Inc. in the USA, which is taxed at approximately 43%.

Net income increased by 173.8% to EUR 132.5 million in 2003, whereas in 2002 it increased by 19.5% to EUR 48.4 million as compared to 2001. Exchange rate effects had a varying influence on net income in the fiscal years under review. Net income was negatively impacted by EUR 40.5 million in exchange rate effects in the current fiscal year, while in the previous year this effect resulted in the reduction of income by EUR 2.6 million. By contrast to this, in 2001 these effects slightly increased net income by EUR 1.6 million. Adjusted for currency effects, net income increased in 2003 by 258%, in 2002 by 26%, and in 2001 by 185%. Net income as a percentage of sales was 8.9% in 2003, compared to 5.0% in 2002 and 5.3% in 2001. Significant changes in 2003 and 2002 pre-tax income related to:

2003
- Marketing of the generic drug Omeprazole
- Income of EUR 8.0 million from the settlement of legal proceedings
- Gains of EUR 6.4 million on disposal of product rights
- Impairment loss of EUR 25.6 million pursuant to SFAS 144
- Increased research and development expenses by EUR 19.8 million

2002
- Income of EUR 8.0 million from the divestiture of exclusive marketing rights for rotigotine in Japan
- Gains of EUR 10.0 million on disposal of product rights
- Impairment loss of EUR 3.1 million pursuant to SFAS 144
- Increased research and development expenses by EUR 17.3 million

Production

Market development, production quantities, and utilization of capacities

Overall, the demand for SCHWARZ PHARMA products did not correspond to the development of the market. This applied to the fine chemicals business with third parties, as well as to the traditional products in SCHWARZ PHARMA's portfolio. Sales of nitrates declined sharply within the cardiovascular segment. Only the Eastern European markets provided a certain degree of stability. Consequently, both the production quantities and the utilization of production capacities have decreased or stagnated at the European sites over the past fiscal year.

The Spanish manufacturing facility was disposed of according to the European production strategy, that was decided last year. The result was a one-time loss of EUR 2.1 million. The most important consequence of the new production strategy is the reorientation of the manufacturing facilities in Shannon, Ireland and Zwickau, Germany: The production of pharmaceuticals for Europe and the "Rest of the World" (RoW) will be concentrated at the Zwickau site. These measures will create various competence centers with clear emphases, and lead to a significant improvement in the cost structure. Concurrently, the continuation of ongoing improvement projects shall make interfacilities processes significantly leaner and more efficient.

On the other hand, utilization of the Seymour production facilities in the U.S. increased due to the manufacturing and marketing of the generic drug Omeprazole. After the successful elimination of the production bottlenecks in the first quarter of 2003, Omeprazole achieved a considerable sales volume up to the second quarter of 2003. These bottlenecks were eliminated through capital expenditures for machinery and technical equipment by SCHWARZ PHARMA Manufacturing Inc. totaling EUR 14.8 million. Moreover, two products that were no longer central to the SCHWARZ PHARMA Group were disposed of.

Machinery/equipment/processes

Capital expenditures for machinery and production facilities (Europe and USA) totaled EUR 18.1 million. Beside the aforementioned expansion at the Seymour site in the U.S., the most visible change was the addition of a production building at Zwickau, in which the machinery and production processes from Shannon will be located. A major increase in capacity was also achieved in Zwickau by placing a new coating machine for FERRO pellets in operation.

At the new nitrate facility in Ireland, incremental improvements in the newly installed process achieved major increases in process yields, a reduction in processing time, as well as an increase in the throughput per time unit.

Supply Chain Management successfully met its first sub-goals. For example, as part of the newly-launched "SPOrtiv international" initiative, international teams developed additional process improvements such as the reduction of processing times, reduction of set-up times, and procedure improvements in documentation processes.

Outlook

Higher R&D budget for a very promising pipeline

The development pipeline of the SCHWARZ PHARMA Group made important progress in 2003. This encouraged SCHWARZ PHARMA, after discussions with regulatory authorities, to further push the development of the pipeline. Besides the projects with Parkinson's disease and hyperactive bladder/urinary incontinence, which already entered phase III, clinical trials for epilepsy and diabetic neuropathy will be conducted for phase III in 2004. As is true for every pharmaceutical company conducting research, there are uncertainties with respect to the future market approval and successful market introduction of even the most promising innovative projects. These could have a significant impact on the business development of the SCHWARZ PHARMA Group in the coming years.

The development of additional products for the U.S. market is making good progress. Throughout 2004 the first products should be introduced in the market, which will strengthen our U.S. business and which will prepare the launch of our pipeline products. Due to the competition in the U.S. market for the generic Omeprazole, cash flow from the marketing of this generic product will no longer reach the level of the previous year. However, SCHWARZ PHARMA's plans for fiscal year 2004 do not foresee any need for additional debt or equity.

Should acquisitions or major product purchases result in a greater need for funding, beyond existing liquid funds, sufficient committed lines of credit are available. SCHWARZ PHARMA AG could also cover these requirements by issuing common shares or non-voting preferred shares or convertible debentures.

The trend toward reforms in the public health care systems, characterized by government intervention in the pharmaceutical market, will also be continued in the current year, especially in Europe. This will also lead to an increasing pressure on profit margins. SCHWARZ PHARMA is facing this risk with continual measures to increase cost efficiency and to develop new sales potentials.

Thus, for the fiscal year 2004, we expect a decline in sales to about EUR 800 to 850 million as a result of competition in the U.S. market for the generic Omeprazole, as well as due to health care reforms in Germany. This decline will have a corresponding effect on annual net income. In addition, the market launch of the first U.S. products and particularly the increase in the research and development budget will lead to a further reduction of earnings. Overall, SCHWARZ PHARMA hence expects a marginally positive net income for 2004.

Discussion of Balance Sheet

The Consolidated Balance Sheet shows the company's financial position at year-end in comparison to previous year-end. This statement provides information to assist in assessing factors such as company liquidity and financial resources.

The overall effect of currency rate changes during the year was a EUR 68.3 million decrease in the foreign currency translation adjustments' equity account. These exchange rate changes also resulted in decreases in assets, particularly in goodwill, property, plant and equipment, as well as in accounts payable and various accrual accounts.

In contrast to the procedure in previous years, and to achieve greater transparency with regard to sales returns and their handling in two U.S. affiliates, accounts receivables will now be reported as gross amounts, i.e. before deduction of accruals for sales returns. The accruals will now be posted as long- or short-term accrued liabilities, depending on their maturities. In previous years, these accruals were deducted directly from receivables, whereby SCHWARZ PHARMA Inc. and Kremers Urban Inc., USA reported the net accounts receivable. The previous years' values have been adjusted accordingly to ensure comparability with reporting for fiscal year 2003. This resulted in an adjustment to receivables of EUR +23.8 million, to short-term accruals of EUR +8.0 million, as well as to other long-term accruals of EUR +15.8 million as of December 31, 2002.

As of December 31, 2003, **the liquid funds** of the SCHWARZ PHARMA Group increased to EUR 207.7 million compared to EUR 161.3 million in 2002. This increase is primarily attributable to the increase in liquid funds of the U.S. companies, but also other companies of the Group (Asia, Switzerland, Spain) were able to increase their cash and cash equivalents through cash flow from operating activities.

Marketable securities include the shares of the former joint venture partner AXCAN Pharma Inc. of Canada. The increase by EUR 1.2 million is solely the result of the adjustment to the fair value of the marketable securities; no shares were disposed of or acquired during the year ended December 31, 2003.

Accounts receivable decreased by EUR 9.5 million to EUR 162.3 million at the end of the fiscal year 2003, compared to EUR 171.8 million in 2002. A decline in the receivables balance of the European sales companies was offset by a compensating increase in receivables from sales of Omeprazole, as well as an increase in receivables in Asia.

Inventories grew by EUR 21.7 million to EUR 115.8 million on December 31, 2003 (2002: EUR 94.1 million). This was mainly associated with an increase of inventories for Omeprazole and higher inventories of commercial products at SCHWARZ PHARMA Manufacturing Inc. and SCHWARZ PHARMA Deutschland GmbH. SCHWARZ PHARMA Ltd., Ireland, increased its inventory balances due to the pending transfer of production to Zwickau. In contrast, some companies were able to reduce their inventories at year end through inventory management practices.

Prepaid expenses decreased slightly by EUR 2.5 million to EUR 7.2 million in the reporting year. As in the previous year, this increase reflects the prepayments by Schwarz BioSciences Inc. to contract research organizations for certain clinical studies. Furthermore, in the previous year this balance sheet item included a one-time payment by the German sales company to the "Association of pharmaceutical research companies" (VFA) as a consequence of an agreement between the German government and the pharmaceutical industry, which was due in installments over two years.

Fixed assets, net of accumulated depreciation, decreased by 6.4% to EUR 161.0 million in 2003. The main reasons for this reduction in fixed assets are the negative current exchange rate difference in the amount of EUR 10.4 million as well as depreciation in the amount of EUR 23.5 million. In addition, the disposal of the production site in Spain reflects a net sale of EUR 2.1 million. This reduction in fixed assets was not compensated by capital expenditures made during the reporting year totaling EUR 26.4 million. Additions to fixed assets are primarily related to expanding the manufacturing capacities for Omeprazole in the U.S. production company, to capital expenditures in the machine fleet at the Irish production facility, and to various capital expenditures for replacements in different companies.

Goodwill and other intangible assets decreased as did fixed assets. They totaled EUR 214.0 million on December 31, 2003 (2002: EUR 295.2 million). Again, this reduction is primarily due to exchange rate effects (EUR –26.6 million) and the amortization of EUR 56.9 million taken during the fiscal year. This includes an asset impairment loss pursuant to SFAS 144 on two product rights of SCHWARZ PHARMA Inc., USA, which were disposed of in March, 2003. The investments in the amount of EUR 9.6 million relate to the acquisition of various product rights and trademarks as well as the capitalization of a number of software products worldwide (ERP software, customer relationship management project, laboratory software etc). This includes the capitalization of an intangible asset in the amount of EUR 2.7 million from an over-coverage of a pension plan.

Long-term investments and other assets decreased from EUR 69.9 million in 2002 to EUR 39.7 million as of December 31, 2003. This decrease essentially reflects the reduction in value and quantity of derivative financial instruments in connection with hedging activities. These are associated with the stock appreciation right programs of the Company. Furthermore, this reduction is also the result of payment of a long-term principal claim from the disposal of a product right in the USA. This item also includes the decrease in the carrying value of the investment in the HOYER-MADAUS joint venture (EUR –4.9 million as compared to December 31, 2002).

Total debt (short and long-term) decreased considerably to EUR 76.9 million as of December 31, 2003 from EUR 146.3 million in 2002. Cash flows from operating activities were used to reduce debt significantly. Financing needs also declined due to decreased investments in fixed assets and intangible assets. However, financing needs increased for the advanced research and development activities.

Accrued liabilities and other current liabilities decreased slightly from EUR 193.8 million in 2002 to EUR 181.7 million in 2003. The reasons for this decrease were the reduced accrued liabilities for profit sharing agreements, legal consulting fees, discounts, litigation cost and other obligations associated with the marketing of Omeprazole. The item also contains reserves for state-mandated discounts as a consequence of the new German health care law, and for liabilities of the research division, which had not been submitted to the Company by the balance sheet closing day.

Income and othter tax liabilities also declined in the reporting year by EUR 13.4 million to EUR 35.5 million due to payments for income taxes made during the reporting period mainly by the U.S. affiliates.

Other accrued and non-current liabilities increased by a total of EUR 40.0 million to EUR 85.9 million at the balance sheet date 2003 as compared to EUR 45.9 million in 2002. This increase is the consequence of setting up the accruals for returns in connection with the Omeprazole business, which are not expected to be realized during the course of the coming fiscal year. Hence, they must be classified as non-current.

While **common stock** increased by EUR 0.8 million, **additional paid-in capital** rose by EUR 8.0 million. These equity capital changes are the result of the conversion of 615,700 stock option rights as part of employee stock option programs.

Discussion of Cash Flows

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing, and financing activities. After a rise in cash and cash equivalents in the previous year by EUR 129.0 million to EUR 161.3 million, cash and cash equivalents further increased by EUR 46.4 million to EUR 207.7 million in fiscal year 2003.

Cash Flow from Operating Activities

During 2003, cash flow provided by operating activities slightly decreased by 8.5% to EUR 174.2 million after having reached a peak level in 2002. The consolidated net income improved significantly by 173.8% to EUR 132.5 million compared to the previous year, and thus contributed to the positive cash flow. While depreciation and amortization totaled EUR 54.8 million, impairment losses pursuant to SFAS 144 amounted to EUR 25.6 million. The increase of the deferred tax assets resulted in a cash outflow of EUR 66.9 million. This increase is primarily due to deferred tax assets on accruals for returns, which could not be deducted in the U.S. tax calculation in 2003. Net change in other assets and liabilities led to an inflow of EUR 27.4 million (2002: EUR 107.3 million). With respect to this item, the change in other accruals and liabilities contributed EUR 63.0 million to cash inflows, while the increase in receivables and inventories led to a cash outflow of EUR 39.6 million. Net change in other assets and liabilities was EUR 4.0 million.

In 2002, cash flow from operating activities increased significantly over 2001 – up EUR 119.2 million to EUR 190.4 million. This was the highest inflow from operating activities in more than five years. The Group net income improved by 19.5% to EUR 48.4 million. Depreciation and amortization amounted to EUR 58.5 million, which represents a reduction from the previous year by EUR 2.6 million. The net change in other assets and liabilities led to an inflow of EUR 83.5 million. This development was mainly caused by the 2002 increase in accrued taxes in the amount of EUR 37.6 million, which was primarily the result of revenue generated in the USA. Furthermore, several large reserves had to be set up in association with the marketing of Omeprazole (profit sharing agreements, legal consulting fees, discounts, litigation costs, and other liabilities). This development was countered by the rise in trade receivables (EUR 40.5 million) and an expansion of other long-term fixed assets by EUR 25.9 million.

During the fiscal year 2001, the cash flow provided by operating activities had decreased by 31.0% to EUR 71.2 million as compared to the previous year. The net income rose to EUR 40.5 million in 2001. Depreciations and amortization totaled EUR 61.1 million. The net change in other assets and liabilities led to an outflow of EUR 29.2 million. Among others, this included an increase in accounts receivable of EUR 15.1 million and a slight increase in inventories of EUR 4.7 million.

Cash Flow used in Investing Activities

Cash flow used in investing activities amounted to EUR 12.8 million and thus was slightly above the level of the previous year (EUR 11.1 million). Investments were made primarily for the expansion of Omeprazole production capacities (EUR 16.5 million) in the USA. The production company in Ireland prepared, among other things, the production of the "New Chemical Entities". Various investments for replacement equipment were also made. A cash inflow of EUR 19.1 million was obtained by the disposal of product rights of the U.S. subsidiary SCHWARZ PHARMA Inc.

Cash outflow from investment activities amounted to EUR 11.1 million in the fiscal year 2002. The principal investments included equipment for the sales force (computers, vehicles), expansion of the production capacities of the U.S. production company for manufacturing Omeprazole, as well as various product rights and software licenses. Significant cash inflow during the previous year resulted from the divestment of product rights in Spain, Italy, and the USA (EUR 12.7 million) and the disposal of shares in AXCAN Pharma Inc. of Canada (EUR 6.3 million).

In 2001, net cash used in investing activities was EUR 95.6 million. Of these investments EUR 32.9 million were spent for tangible assets. In addition to the investment in project-oriented production facilities in the USA, the new construction of the pharmaceutical manufacturing plant in Ireland, which stretched over several years, was mostly completed. Approximately EUR 60.7 million was spent to acquire product rights and other intangible assets. This includes the acquisition of two product rights in the U.S. (EUR 33.5 million), a further installment payment for the Spanish subsidiary which was purchased in 1999 (EUR 21.7 million) and investments in several research and development partners (EUR 3.6 million).

Cash Flow used for Financing Activities

In fiscal year 2003, cash flow used for financing activities was characterized by the reduction in short-term loans in the amount of EUR 43.8 million. Furthermore, the positive cash flows from operating activities were also able to be used to repay a part of the long-term debt (EUR 23.7 million). The conversion of stock options produced cash flows in the amount of EUR 8.8 million, while payment of the 2002 dividend led to an outflow of EUR 26.8 million. Hence, cash flow used for financing activities totaled EUR 84.3 million.

Due to the strong climb in the valuation of the euro in relation to the U.S. dollar – at year's end of 2003 and 2002, respectively – the currency effect on cash and cash equivalents totaled EUR –30.7 million. In spite of this strong currency influence, cash and cash equivalents rose to EUR 207.7 million as of December 31, 2003.

Also in 2002, portions of the cash flow from operating activities were used to reduce debt. While short-term bank loans were decreased by EUR 5.4 million, net long-term liabilities from bank loans were reduced by EUR 16.4 million. The dividend for the fiscal year 2001 amounted to EUR 26.4 million. Due to the sale of treasury stock, a cash inflow of EUR 9.8 million was realized. In contrast to previous years, the strong increase in the exchange rate of the EURO against the U.S. dollar had a negative impact on cash and cash equivalents (EUR –14.7 million). In spite of this, there is a significant increase of cash and cash equivalents by EUR 129.0 million to EUR 161.3 million at year's end.

During the fiscal year 2001, the positive cash flow from operating activities was not sufficient to cover investment activities. The financial gap was bridged by increasing short- and long-term loans by EUR 43.9 million. These loans were also sufficient to pay the fiscal year 2000 dividend (EUR 12.1 million). Cash and cash equivalents rose by EUR 8.3 million to EUR 32.3 million.

The dividend pay-out ratio amounted to 20.4% in 2003, compared to 54.5% in 2002 and 65.2% in 2001. This ratio is determined by the cash dividend per common share divided by basic earnings per share.

In summary, based upon the Company's past performance and current market expectations, the Board believes that the cash and cash equivalents, and cash flows generated from future operating activities, combined with the Company's world-wide refinancing options, will provide adequate funds to support planned growth and continued improvements in the SCHWARZ PHARMA Group.

Risk Management

Risk Management System

For an international operating company, risk management is an essential and indispensable part of corporate management and controlling. SCHWARZ PHARMA monitors by means of a centralized controlling department the business development of all Group companies. A standardized reporting system assures that the business development of each individual consolidated company is reported in accordance with uniform standards and forwarded to the Group headquarters. In addition to a rolling forecast system, the companies regularly submit comprehensive internal reports in order to inform the Executive Board and various management levels as early as possible about significant risks.

The most important risks are discussed below by risk categories.

Competitive risks

SCHWARZ PHARMA competes with other pharmaceutical companies. By observing market and competitors, risks to the Company's own market position are analyzed regularly and, to the extent necessary, counter-measures are initiated.

Risks involving future market approvals and successful introduction on the market

As with any pharmaceutical research company, uncertainties exist regarding future market approval and successful introduction of projects currently in the development pipeline. These projects represent a central risk for the future development of SCHWARZ PHARMA. The company utilizes project evaluation systems within the management group to monitor project status and development risks on an ongoing basis.

Risks arising from changes in the legal environment

The effects of the global tendency toward governmental intervention in national health care systems (e.g. by price discounts or, as in Germany, by the introduction of mandatory price cuts) could lead to an additional significant pressure on profit margins of major revenue earners and have a deleterious effect on the earnings situation of the Company and the Group. SCHWARZ PHARMA is facing this risk with continual measures to increase cost efficiency and to develop new sales potentials.

Production and procurement risks

As a manufacturer, the Company is also subject to procurement risks, which means that the raw materials and precursors necessary for manufacturing may not be available in the required quality or quantity. We continually assess our vendors and develop alternative suppliers as required.

State authorities regularly monitor the facilities and processing equipment and systems for the production of pharmaceutical products for compliance with the GMP standards (GMP = Good Manufacturing Practices). SCHWARZ PHARMA supports compliance with these standards by employing corresponding quality control and assurance procedures. The Company attempts to minimize or even eliminate the risk of non-operable production facilities using safety measures and maintenance plans. In addition, SCHWARZ PHARMA strives to develop internal or external contingency capacities.

Financial risks

Adequate derivative financial instruments are used to hedge against interest rate, exchange rate, and other price risks.

Legal risks

The Group in general, and SCHWARZ PHARMA AG in particular, are also subject to legal risks. Legal disputes are currently underway in several parts of the Group. The final result of such court cases cannot be predicted with absolute certainty, as legal disputes are always subject to incalculable factors. Based on our current knowledge and understanding, we assume that none of these proceeding will have a material impact on the financial situation of the SCHWARZ PHARMA Group and SCHWARZ PHARMA AG.

The omeprazole case, which had been pending before the court of appeals in Washington D.C., USA, was finally decided in 2003 in favor of our affiliate, KUDCo.

Protection against risks of damages and losses

The risks from property damage and liability losses are covered, to the extent possible and economically reasonable, by insurance.

Significant events after the end of the fiscal year

To date, no significant events have occurred since the end of the 2003 fiscal year, that would have considerable influence on SCHWARZ PHARMA's financial and earnings position as well as on its risk assessment.

Monheim, Germany February 2004

The Executive Board

SCHWARZ PHARMA Affiliates

(in € million/persons 31.12.)		Equity 2002	Equity 2003	Total sales 2002	Total sales 2003	Employees 2002	Employees 2003
SCHWARZ PHARMA AG	Monheim	437.7	**483.1**	120.6	**117.7**	333	**340**
SCHWARZ PHARMA Deutschland GmbH	Monheim	6.7	**7.6**	190.5	**178.2**	557	**549**
SANOL GmbH	Monheim	0.3	**0.3**	–	**-**	–	**-**
SCHWARZ BIOSCIENCES GmbH	Monheim	0.9	**0.8**	–	**-**	255	**279**
SCHWARZ & Co. Immobiliengesellschaft	Monheim	0.1	**0.1**	0.4	**0.4**	–	**-**
SCHWARZ & Co. Industriegebäudegesellschaft	Monheim	3.1	**2.9**	1.7	**1.7**	–	**-**
SCHWARZ PHARMA Produktions-GmbH	Monheim	74.1	**67.6**	143.6	**142.3**	402	**418**
SCHWARZ PHARMA Ltd UK	GB/Chesham	7.3	**6.8**	30.7	**30.2**	106	**103**
SCHWARZ PHARMA Group Italy	I/Mailand	12.6	**9.8**	59.0	**56.1**	190	**198**
SCHWARZ PHARMA AG Switzerland	CH/Muenchenstein	21.6	**16.9**	71.7	**64.4**	7	**7**
SCHWARZ PHARMA Ltd. Irland	IR/Shannon	(37.0)	**(112.7)**	34.1	**36.7**	257	**256**
LABORATOIRES SCHWARZ PHARMA S.A.	F/Boulogne	11.2	**11.4**	56.2	**56.2**	199	**192**
SCHWARZ PHARMA Poland Sp. zo.o.	PL/Warschau	8.1	**7.9**	27.7	**27.8**	155	**158**
SCHWARZ PHARMA Group USA	USA/Wilmington	255.6	**187.3**	405.1	**964.1**	659	**725**
ZHUHAI SCHWARZ PHARMA Co., Ltd.	VRC/Zhuhai[1]	2.4	**3.0**	9.8	**9.2**	218	**232**
SCHWARZ PHARMA Hong Kong Ltd.	VRC/Hong Kong	9.9	**5.4**	17.0	**7.7**	11	**12**
SCHWARZ PHARMA Co. Ltd.	JAP/Tokyo	0.1	**0.1**	–	**-**	–	**4**
SCHWARZ PHARMA Group Spain	ESP/Madrid	20.6	**70.5**	41.9	**41.7**	266	**230**
SCHWARZ PHARMA Philippines Inc.	PHI/Manila	0.2	**0.1**	2.3	**1.8**	65	**66**
SCHWARZ PHARMA Macao, Ltd.	VRC/Macao	–	**5.4**	–	**11.5**	–	**1**
SCHWARZ PHARMA Korea Co., Ltd.	SKR/Seoul	–	**(0.2)**	–	**1.9**	–	**1**
SCHWARZ BIOSCIENCES Inc.	USA/Durham	5.0	**7.7**	–	**-**	61	**89**
Associated companies:							
HOYER-MADAUS GmbH & Co.KG	Monheim[2]	–	**-**	31.2	**25.6**	60	**57**

Earnings figures by subsidiary/associated company are not published due to competitive reasons.

The share in equity capital of the companies is 100% in all cases except for:
[1] ZHUHAI SCHWARZ PHARMA Company, Ltd: 75%
[2] HOYER-MADAUS GMBH & CO. KG: 50%

Leading SCHWARZ PHARMA Products

Product group/ Trademarks (all ®)	Component	Indication	Net Sales € million 2002	**2003**
Cardiovascular				
Isoket/Dilatrate	Isosorbide Dinitrate	Coronary Heart Disease	51.7	**48.8**
Elantan	Isosorbide Mononitrate	Coronary Heart Disease	46.8	**44.0**
Verelan PM	Verapamil HCL	Hypertension	36.7	**38.3**
Deponit	Glyceryl Trinitrate (Patch)	Coronary Heart Disease	37.0	**36.1**
Prostavasin	Alprostadil	Peripheral Arterial Occlusive Disease	42.2	**35.6**
Provas/Miten	Valsartan	Hypertension	27.8	**33.3**
Univasc / Femipres	Moexipril	Hypertension	56.3	**27.4**
Uniretic / Femipres Plus	Moexipril HCTZ	Hypertension	16.9	**21.6**
Clivarina	Reviparine Sodium	Veneous Thrombosis	8.2	**10.5**
Cardin	Simvastatin	Lipid Lowering Agent	6.3	**9.4**
Gastro-Intestinal				
Omeprazol (KUDCo)	Omeprazole	Gastro-Intestinal Ulcers, Reflux Esophagitis	176.3	**784.3**
Rifun	Pantoprazole	Gastro-Intestinal Ulcers, Reflux Esophagitis	35.8	**34.2**
Levsin	Hyoscyamine	Irritable Bowel Syndrome	19.3	**16.5**
Procto	Hydrocortisone	Dermatoses	18.0	**16.4**
Colyte	Polyethylene Glycol, Sodium Chloride	Bowel cleaning prior to colonoscopy	17.1	**15.8**
Norpramin	Omeprazole	Gastro-Intestinal Ulcers, Reflux Esophagitis	13.7	**10.4**
Vogalene	Metopimazine	Nausea	7.5	**8.9**
Urology				
Viridal / Edex	Alprostadil	Erectile Dysfunction	11.9	**13.9**
Spasmo-Lyt	Trospium Chloride	Incontinence	5.7	**4.7**
Central Nervous System				
Agit / Seglor	Dihydroergotamine	Migraine	12.0	**12.8**
Tylex	Paracetamol, Codeine	Pain	14.2	**11.2**
Lorans	Lorazepam	Anxiety	8.4	**7.3**
Other				
Atmadisc	Salmeterol Xinafoate	Asthma	27.7	**29.6**
Ferro Sanol	Iron (II)-Glycine-Sulphate Complex	Iron Deficiency	18.0	**19.8**

Report of the Supervisory Board



Also in 2003 the Supervisory Board performed an active dialog with the Executive Board. A site visit in the U.S. underlined the importance of this market place for the SCHWARZ PHARMA Group and gave the opportunity to meet with local management. With few exceptions, the Group was and is complying with German Code of Corporate Governance.

In 2003, the Supervisory Board performed the duties entrusted to it under the law and the articles of association and advised the Executive Board with respect to the management of the company. The Supervisory Board was directly involved in decisions material to the SCHWARZ PHARMA Group and was regularly informed, both orally and in writing by the Executive Board on important events in particular and the course of business in general. There were five meetings of the Supervisory Board together with the Executive Board in fiscal year 2003. In addition to the sales reports, the primary business of these meetings concerned the analyses of earnings and financial position of the company and its subsidiaries. The Supervisory Board also discussed the strategic alignment of the SCHWARZ PHARMA Group with the Executive Board and gave its advice, as well as commissioned the Executive Board to implement its decisions. There were four meetings of the personnel committee of the Supervisory Board, responsible for management staff affairs.

In addition to ongoing consulting and discussion, the Supervisory Board focused on analysis of the regular reporting by the Executive Board related to the progress of the six projects in the development pipeline, as well as the further expansion of the pipeline. The emphasis was also on the improvement of the market position of the SCHWARZ PHARMA affiliates in markets in the United States, Europe and Asia. Of major importance in this regard was the progress in the U.S. of eight specialty pharmaceuticals for this market and the corresponding preparations for market launch. A meeting of the Supervisory Board was held in Raleigh, North Carolina, USA, and a visit was subsequently made to all three of the Group's U.S. locations in order to gain an on-site impression of each company's situation, development and management.



The Supervisory Board actively followed the development of the generic drug, omeprazole. This gastro-intestinal product was introduced to the U.S. market in 2002 by KUDCo, a SCHWARZ PHARMA Group company, after a decision by a first district court had determined in October 2002 that there was no infringement of third-party patent rights. This decision by the first district court was upheld in its entirety by the appellate court in December 2003.

The Executive Board submitted financial, investment and personnel plans, which were reviewed by the Supervisory Board. In the case of any deviations from the expected developments, the Supervisory Board performed an analysis of the causes. In addition to the development of sales and general administrative costs, the Supervisory Board also discussed the development of the company's costs of goods, which have been optimized in Europe by a concentration on three production locations. Given the effects arising from healthcare reforms, such as the mandatory 16% price cut in Germany, extensive cost reduction and restructuring measures were also approved, which led to a cut of approximately 170 jobs in Germany, primarily at the marketing company.

Other matters for Supervisory Board resolutions were the Executive Stock Option Program 2003 (1st tranche) as a result of approval by the Annual Meeting of Shareholders on May 13, 2003. The Supervisory Board approved the issue of 850,000 option rights to members of the Executive Board and selected senior managers of SCHWARZ PHARMA AG and subsidiaries and also approved the issue of employee shares at a preferential price.

With few exceptions, the Group was and is complying with German Code of Corporate Governance. In 2002 the Supervisory Board and the Executive Board issued and published a Declaration of Compliance. On June 18 and 25, 2003 this declaration was renewed by the Executive Board and the Supervisory Board pursuant to § 161 German Stock Corporation Act (AktG). The current Declaration of Compliance can be accessed at www.schwarzpharma.com. A systematic evaluation and examination of efficiency regarding the activities of the Supervisory Board was carried out on the basis of the recommendation of the German Code of Corporate Governance. In 2003 there were no directors' dealings of shares of SCHWARZ PHARMA AG with reporting commitment by members of the Supervisory Board.

The financial statements and the management report for SCHWARZ PHARMA AG and the consolidated financial statements for 2003 were audited and given an unqualified Auditor's Report by the auditors Ernst & Young, Deutsche Allgemeine Treuhand AG, Wirtschaftsprüfungsgesellschaft, Duesseldorf, selected and commissioned by the Annual Meeting of Shareholders in May and provided with specific audit focus areas by the Supervisory Board in October 2003. The financial statements, including the Auditor's Report, were presented to the Supervisory Board for review at an early date. The Supervisory Board acknowledged and approved the re-



sults of the audit and the audit conclusions submitted by the auditor, who attended the meeting of the Supervisory Board on March 23, 2004. There were no objections raised to the final results of the Supervisory Board's own review. The Supervisory Board approved the financial statements of SCHWARZ PHARMA AG submitted by the Executive Board and the consolidated financial statements for the 2003 fiscal year and thereby adopted them. The Supervisory Board and the Executive Board will propose a cash dividend of € 0.60 per share to the Annual Meeting of Shareholders.

The Supervisory Board passed a resolution on the reappointment of Mr. Patrick Schwarz-Schütte as Chief Executive Officer of the Executive Board for another three years.

The Annual Meeting of Shareholders reelected Dr. Hans-Dietrich Winkhaus and Dr. Kurt Rudolf Schwarz as members of the Supervisory Board on May 13, 2003. Dr. Winkhaus was reelected by the Supervisory Board as Chairman of the Board.

The Supervisory Board would like to express its gratitude and appreciation to the Executive Board members, Works Council members and employees for their engagement and their efforts during the year 2003.

The Supervisory Board

Dr. Hans-Dietrich Winkhaus
Chairman of the Supervisory Board

Monheim, Germany, March 2004

Corporate Governance

Declaration of Compliance for the fiscal year 2004 under § 161 German Stock Corporation Act

Executive Board and Supervisory Board of SCHWARZ PHARMA AG do hereby declare and confirm that the Company is in compliance with the Recommendations of the German Corporate Governance Code in fiscal year 2004 and also in the future as stated in this declaration.

Individual deviations from the Recommendations of the German Corporate Governance Code exist with respect to the following: supervisory board and executive board, as well as accounting.

Supervisory Board and Executive Board

"Reasonable deductible with regard to D&O insurance" (Code Section 3.8))

A deductible does not improve the motivation and the responsibility, with which the members of SCHWARZ PHARMA's boards perform their duties. Therefore, the current D&O insurance policies do not contain any deductible of this kind. D&O insurance policies are liability insurance policies taken out by the Company for members of the Executive Board and Supervisory Board.

Publication of the "individual compensation of the Executive Board and Supervisory Board" as well as the specific "arrangement of the compensation systems" (Code Sections 4.2.3, 4.2.4, and 5.4.5)

This information is not published in view of the privacy and personal rights of the members of the Executive Board and Supervisory Board as well as their family members. SCHWARZ PHARMA AG's compensation system contains fixed and variable components. A retroactive adjustment of the comparative parameters for the variables components is not foreseen. The stock option program currently in effect does not provide for a possibility of limitation.

"Audit Committee" (Code Section 5.3.2)

The appropriate duties shall not be delegated to a committee, but rather dealt with by the entire Supervisory Board due to their significance.

"Age limit for members of the Supervisory Board" (Code Section 5.4.1)

As members of the supervisory bodies, above all, require expertise, abilities, and appropriate technical experiences, the fixing of an age limit is neither necessary nor meaningful.

Accounting

"Reporting of earnings for subsidiaries and affiliates" (Code Section 7.1.4)

Earnings are not reported to avoid competitors' information on the costs and margin structures in individual countries and sales organizations of SCHWARZ PHARMA Group.

SCHWARZ PHARMA AG
Executive Board and Supervisory Board

Monheim, Germany, March 23, 2004

Salient points of the compensation system of the Executive Board of SCHWARZ PHARMA AG

Remarks pursuant to the German Corporate Governance Code

The members of the Executive Board of SCHWARZ PHARMA AG are granted annual payments with a fixed and a variable component. In addition, they are granted stock options and comparable arrangements to create long-term incentives, as well as pension commitments.

The variable component of the compensation granted is a profit-based bonus for each preceding fiscal year. It is determined by the attainment of personal targets as well as the attainment of previously defined target figures, such as consolidated net income after taxes for example. An upper limit is always defined for the bonus. The fixed and variable compensation of the Executive Board is disclosed regularly in the annual report.

In 2000 and 2003, SCHWARZ PHARMA approved stock option plans for executives. The stock option plans are divided into tranches, which will be issued over several years. In addition, the 2000 plan required a personal investment by the beneficiary in a convertible bond. An option authorizes the acquisition of one common share per option, by payment of the conversion price, or grants subscription rights to new shares of the Company at an exercise price plus a surcharge as a performance target. The Supervisory Board determines the scope of the options for Executive Board members. No more than 20% of the options may be granted to the Executive Board. The conversion price is determined as the average share price of SCHWARZ PHARMA shares over a particular period prior to granting of the options, plus a surcharge of 15% or 20%, respectively. Two years after they are granted, the first 50% of the granted options may be exercised during the exercise periods defined by the programs. In the third and fourth year, respectively, an additional 25% may be exercised. The weighted average market value of each option for the 2000 and 2003 stock option plans was EUR 8.25 in 2003, EUR 23.80 in 2002, and EUR 9.17 in 2001. These market values were determined using the Black-Scholes option pricing model.

Furthermore, bonus programs were employed, using stock appreciation rights, which are based on the development of the share price of SCHWARZ PHARMA stock. The base value of these stock appreciation rights corresponds to the share price at the time they are granted. Depending on the program, the issued rights may first be exercised in periods of from one to four years after issuance. Depending on the program, 25% or 50%, respectively, of the issued rights are exercisable after one year. Benefiting executives were granted the right to request a bonus payment, within fixed exercise periods, in the scope of the volume issued to them. The amount of the bonus is dependent on the then current share price compared to the base value. The Supervisory Board determines the scope of the participation of Executive Board members in the stock appreciation rights.

Pension commitments to members of the Executive Board of SCHWARZ PHARMA AG are direct commitments, the scope of which is dependent on the amount of the fixed compensation as well as length of employment.

Supervisory Board and Executive Board

Supervisory Board

Dr. Rolf Schwarz-Schütte
Honorary Chairman

Dr. Hans-Dietrich Winkhaus

Chairman

Member of the shareholder committee of Henkel KGaA

Member of the Supervisory Board of BMW AG, Munich

Member of the Supervisory Board of Degussa AG, Düsseldorf

Member of the Supervisory Board of Deutsche Lufthansa AG, Cologne

Member of the Supervisory Board of ERGO Versicherungsgruppe AG, Düsseldorf

Ernst Friedlaender

Vice Chairman

Former Chairman of the Board of Management of Prym-Werke GmbH & Co. KG, Stolberg

Chairman of the Advisory Board of Hasenkamp GmbH & Co., Cologne

Chairman of the Supervisory Board of Penarroya Oxide S.A., Rieux, France

Member of the Advisory Board of Prym-Werke GmbH & Co. KG, Stolberg

Chairman of the Advisory Board of Fulda Holding Stabernack Jr. Partner GmbH, Fulda

Heinrich Bergmeier*

Commercial Employee

Dr. Terence Eaves

Former Member of the Board of GlaxoWellcome Research and Development Ltd., London, Great Britain

Former Member of the Board of GlaxoWellcome Inc., North Carolina, USA

Dr. Rüdiger Hauffe

Member of the Supervisory Board of DIREVO Biotech AG, Cologne

Chairman of the Advisory Board of Genzyme GmbH, Neu-Isenburg

Member of the Advisory Board of Covidence GmbH, Eschborn

Member of the Supervisory Board of HAUPT Pharma AG, Berlin

Klaus Klinkers*

Master Electrician, Technical Employee

Edda Neumann*

Medical Representative

Jürgen Peddinghaus

Chairman of the Supervisory Board of MAY Holding GmbH & Co. KG, Erftstadt

Chairman of the Supervisory Board of Faber-Castell AG, Stein

Member of the Supervisory Board of Zwilling J. A. Henckels AG, Solingen

Member of the Advisory Board of Norddeutsche Private Equity, Hamburg

Member of the Supervisory Board of Jungheinrich AG, Hamburg

Chairman of the Supervisory Board of Kühlhaus Zentrum AG, Hamburg

Member of the Advisory Board of Severin Elektrogeräte GmbH, Sundern

Member of the Supervisory Board of Heinrich AG, Essen

Dr. Kurt Rudolf Schwarz

Managing Director of Leifina GmbH & Co. KG, Munich

* Employees' representatives

Executive Board

Patrick Schwarz-Schütte
Chairman

External Mandates

Supervisory Board
Victoria Versicherung AG, Germany
Victoria Lebensversicherung AG, Germany
4SC AG, Germany

Administrative Board
HSBC Trinkaus & Burkhardt KGaA, Germany

Jürgen Baumann
Europe

Prof. Dr. Iris Löw-Friedrich
Research & Development

Detlef Thielgen
Finance, Controlling and Information Management

Dr. Klaus Veitinger
U.S.A. and Asia

External Mandates

Board of Directors
ARYx Therapeutics, Inc., USA
Bone Care International, Inc., USA

Stock Information

Shareholder Structure
SCHWARZ PHARMA AG

Schwarz Family	67%
Free Float	33%

Per Share Information		1999	2000	2001	2002	2003
Earnings per share	€	0.19	0.31	0.92	1.10	2.94
Cash flow* per share	€	0.87	2.35	1.62	4.31	3.87
Dividends per share	€	0.13+0.39	0.28	0.30+0.30	0.60	0.60
Book value per share	€	11.12	11.34	12.35	12.01	12.82
Market capitalization (12/31)	€ million	706	592	632	1,549	969
Number of shares (weighted average)	in thousands	44,964	43,987	43,987	44,172	45,050
Number of shares (weighted average, diluted)	in thousands	44,964	43,987	43,987	44,449	46,170
Number of shares (12/31)	in thousands	43,989	43,987	43,987	44,725	45,352

* Cash flow from operating activities
Security code no. 772 190 / ISIN no. DE 0007221905 / Number of shares re-based: 1:2 share split July 15, 2002
SCHWARZ PHARMA AG is listed in the Prime Standard of the Frankfurter Wertpapierbörse (Frankfurt stock exchange) and member in the German stock index MDAX®.

SCHWARZ PHARMA Share 2003 Performance relative to the European Pharma-Index (1.1.2003 = 100%)


EU-Pharma-Index
SCHWARZ PHARMA
120
110
100
90
80
70
60
50
01.01.2003
01.03.2003
01.05.2003
01.07.2003
01.09.2003
01.11.2003
31.12.2003

Financial Calendar

February 18, 2004	Preliminary Report 2003, Press and analysts' conference
April 28, 2004	First Quarter Report 2004
May 26, 2004	Annual Meeting of Shareholders in Duesseldorf
July 26, 2004	Half Year Report 2004
October 25, 2004	Nine Months Report 2004
February 2005	Preliminary Report 2004, Press and analysts' conference
May 11, 2005	Annual Meeting of Shareholders in Duesseldorf

This information will be updated on the Internet: www. schwarzpharma.com

Our Values





Entrepreneurship

As entrepreneurs we constantly strive for innovation of our products, improvement of services to our customers, and creation of sustainable value for our investors.

We rely on our competence and our commitment to our tasks and to each other.

We have the freedom to act and to take entrepreneurial decisions.

Accordingly we take responsibility for our actions.

We admit mistakes and learn from them.

Customer Orientation

We are dedicated to meeting our customer´s needs and expectations.

For each of our customers, we go the extra mile and offer the extra smile.

Our customers are always right.





Integrity

We say what we mean and we do what we say.

We are ethical in what we do.

All that we do could be explained to our families as well as to the public.

Fairness and Respect

We respect the unique personality of every individual and appreciate diversity.

We value the ability to listen and to consider each other´s point of view as key to good teamwork and fair relationships.

We build our relationships on mutual trust.

SCHWARZ PHARMA Group Addresses

SCHWARZ PHARMA AG
Alfred-Nobel-Straße 10
40789 Monheim, Germany
Phone +49 2173 48 0
Fax +49 2173 48 1608
www.schwarzpharma.com

Germany

SCHWARZ PHARMA
Deutschland GmbH*
Phone +49 2173 48 0
Fax +49 2173 48 1608
www.schwarzpharma.de
General Manager:
Konstantin von Alvensleben
Jürgen Willas

SCHWARZ PHARMA
Produktions-GmbH*
Phone +49 2173 48 0
Fax +49 2173 48 1608
General Manager: Peter Brunk

SCHWARZ BIOSCIENCES GmbH*
Phone +49 2173 48 0
Fax +49 2173 48 1608
General Manager:
Prof. Dr. Iris Löw-Friedrich
General Manager: Detlef Thielgen

HOYER-MADAUS GmbH & Co. KG*
Phone +49 2173 48 3100
Fax +49 2173 48 3199
www.hoyer-madaus.de
General Manager:
Karl Heinz Lüninghöner

Asia

SCHWARZ PHARMA Hongkong Ltd.
Regional Office
Units 4912-13, 49/F.
The Center, 99 Queen's Road Central
Hong Kong, VR China
Phone +852 2854 9333
Fax +852 2854 9111
www.schwarzpharma-asia.com
Regional Director Asia:
Reto Carl Rietmann
Country Manager: Joel Leung

Zhuhai SCHWARZ PHARMA
Shanghai Office
Rm 2101 – 2102, LT Square,
No. 500 Cheng Du Rd. (N)
Shanghai, 200003, P.R. China
Phone +86 21 6361 5980
Fax +86 21 6361 5468
www.schwarzpharma-asia.com
Country Manager: Klaus Bitterauf

SCHWARZ PHARMA Philippines Inc.
c/o Zuellig Pharma Corporation
Zuellig Pharma Bldg., Annex II
Mulugay Street
Makati City, Philippines
Phone +632 894 2666
Fax +632 894 2630
www.schwarzpharma-asia.com
Country Manager: Bodgit Gomez

SCHWARZ PHARMA Korea Co., Limited
Office 39B, 21/F, Seoul Finance Centre
84 Taepyungro 1 ga Chung-gu
Seoul 100 – 101, Korea
Phone +82 2 3782 4616
Fax +82 2 3782 4615
Country Manager: Geoffrey J. Whitehead

SCHWARZ PHARMA Commercial
Offshore De Macau Limiteda
Avendia da Praia Grande
No. 762-804 Edif. China Plaza
18 andar J-2, Macau
Phone +853 715 525
Fax +853 715 524
Country Manager: Edwin Ooi

SCHWARZ PHARMA Japan Co., Ltd.
2–14, Nihonbashi Ohdenma-cho
Chuo-ku
Tokyo 103-0011, Japan
Phone +81 3 56422126
Fax +81 3 56422127
Representative Director:
Dr. Tohru Hirose

Bulgaria

SCHWARZ PHARMA AG
Representative Office Sofia
Shipka Str. 15
1504 Sofia, Bulgaria
Phone +359 2 8462 147
Fax +359 2 944 1508
Country Manager: Petya Mileva

France

LABORATOIRES SCHWARZ PHARMA S.A.
Le Mail du Point du Jour
235, Avenue Le Jour se Lève
92651 Boulogne Billancourt Cedex,
France
Phone +33 1 46106666
Fax +33 1 46212285
www.schwarzpharma.fr
General Manager: Marie-Laure Pochon

Great Britain

SCHWARZ PHARMA Ltd.
Schwarz House
East Street, Chesham
Bucks HP5 1DG, Great Britain
Phone +44 1494 797500
Fax +44 1494 773934
www.schwarzpharma.co.uk
General Manager: Andrea Quellhorst

Ireland

SCHWARZ PHARMA Ltd.
Industrial Estate
Shannon, County Clare,
Republic of Ireland
Phone +353 61 714100
Fax +353 61 714101
General Manager: Dr. Bernie Harten

* Adress is identical with that of SCHWARZ PHARMA AG.

Italy

SCHWARZ PHARMA S.p.A.
Via Gadames, 57
20151 Milano, Italy
Phone +39 02 300791
Fax +39 02 3086359
www.schwarzpharma.it
General Manager: Dr. Giancarlo Civita

Kazakhstan

SCHWARZ PHARMA AG
Representative Office Almaty
Tole-Bi Str. 69, Office 21
480091 Almaty, Kazakhstan
Phone +7 3272 507095
Fax +7 3272 507096
Country Manager: Dina Kirgizbayewa

Poland

SCHWARZ PHARMA Sp. z o.o.
Ul. Dolna 21
05-092 Lomianki, Poland
Phone +48 22 7511328
Fax +48 22 7518796
www.schwarzpharma.pl
General Manager: Peter Sperner

Russia / CIS

SCHWARZ PHARMA AG
Representative Office Moscow
Ul. Ussatcheva 33/2, Building 5
119048 Moskova, Russia
Phone +7 095 9330282
Fax +7 095 9330283
www.sprussia@co.ru
Country Manager: Michael Marijadi

Switzerland

SCHWARZ PHARMA AG
Jurastraße 2
4142 Münchenstein, Switzerland
Phone +41 61 9069050
Fax +41 61 9069044
www.schwarzpharma.ch
General Manager: Werner J. Schnyder

Spain

SCHWARZ PHARMA, S.L.
Paseo de la Castellana, 141
15th Floor
28046 Madrid, Spain
Phone +34 91 5703444
Fax +34 91 5702962
www.schwarzpharma.es
General Manager: Dr. Antonio Martin

Czech Republic/ Slovak Republic

SCHWARZ PHARMA AG
Representative Office Prague
Norbertov 130/3
16200 Praha 6, Czech Republic
Phone +420 224 315 238
Fax +420 224 316 240
www.schwarzpharma.cz
Country Manager: Dr. Radim Petrás

Ukraine

SCHWARZ PHARMA AG
Representative Office Kiev
Ul. Trekhsviatitelskaya 11, kv 19
01001 Kiev, Ukraine
Phone +38 044 4960248
Fax +38 044 4960249
Country Manager: Illiya Naumov

U.S.A.

SCHWARZ PHARMA, Inc.
6140 West Executive Drive
Mequon, WI 53092, U.S.A.
Phone +1 262 2385 400
Fax +1 262 238 0311
www.schwarzusa.com
President: Dr. Ron Stratton

SCHWARZ BIOSCIENCES, Inc.
4101 Research Commons Building
Suite 100
79 T.W. Alexander Drive
Research Triangle Park
NC 27709, U.S.A.
Phone +1 919 767 2555
Fax +1 919 767 2570
President: Prof. Dr. Iris Löw-Friedrich

SCHWARZ PHARMA Manufacturing, Inc.
1101 "C" Avenue West
Freeman Field
Seymour, IN 47274, U.S.A.
Phone +1 812 523 3457
Fax +1 812 523 1887
Vice President Manufacturing: Jeff Siefert

Glossary

α-Blocker
Chem. substance, which blocks the effect on α-receptors. It relaxes the region of the urethra and simplifies the voiding of the bladder.

α-receptors
Nerve ending, which senses a change in the body and reacts to it by sending an impulse to the sympathetic nervous system.

Anti-Muscarinic Agent
Pharmacological substance class which commits at muscarin-receptors. Anti-Muscarinic Agent tranquilizes the hyperactive muscles of the urinary bladder to regulate the activity of the bladder.

Atherosclerosis
Condition, where deposits of fats and minerals form on the walls of an artery and prevent blood from flowing easily

Benign prostatic hyperplasia (BPH)
Non-cancerous enlargement of the prostate

Cardiac insufficiency
Restricted physical capacity caused by a cardial dysfunction

Cardiovascular
Concerning heart and circulation

Cash Flow
Cash Flow is a financial ratio to evaluate a company's profit situation. It will be worked out by building the difference between income and expenditure during a fiscal period

CDS
Constant delivery system (patch technology)

Central Nervous System (CNS)
Concerning brain and spinal cord

Colonoscopy
Examination of the large intestine using a colonoscope introduced through the anus and guided up the colon

Coronary heart disease
Reduction of blood flow in the heart caused by the narrowing or blocking of the coronary vessels

Dermatosis
Skin disease

Dopamine agonist
A substance related to the endogenous transmitter of the central nervous system

Epilepsy
Sudden disorderly discharge of nerve cells in the brain; symptoms may include impairment of motor response and disturbed consciousness

Equity ratio
The equity ratio will be worked out by comparing the equity to the balance sheet total. It describes the rate of the economical and financial stability of the company.

Erectile dysfunction
Impairment of erectility, impotence

ESOP (Executive Stock Option Program)
In the executive stock option programmes managers and employees are issued with share options enabling them to share in the company's success.

FAS
Financial Accounting Standard

Gastro-intestinal
Affecting the gastro (stomach) intestinal tract

Generics
Drugs containing the same active ingredient after expiration of the patent for the active ingredient

Hypercholesterolemia
Increased blood level of Cholesterol; risk factor for atherioslerotic diseases

Hypertension
High blood pressure

Incontinence
Inability to retain urine as will

Joint venture
Specific kind of cooperation between different companies

KUDCo
Kremers Urban Development Company is the wholly owned U.S. generic drug business of SCHWARZ PHARMA Inc., U.S.A.

Market capitalization
Indicator for a company's current value.

Mononitrates
Drugs from the nitrate class of substances used in the long-term treatment of coronary heart disease

Neurology
Medical speciality dealing with the disease or malfunction of the nerves.

Neuropathy
Disease or malfunction of the nerves.

Parkinson's disease
Shaking palsy; disturbance of the hormone balance in certain areas of the brain resulting in motor disturbances like poor mobility and trembling of the limbs in the state of rest and muscle rigidity

Peripheral arterial occlusive disease
Obstruction of the supply of blood to the limbs as a result of arteriosclerosis

Prostatic hyperplasia
see: BPH

Reflux Esophagitis
Inflammation of the esophagus caused by reflow of gastric juice.

RLS – Restless Legs Syndrome
Painful hyperkinesia and convulsions of the legs mainly in the evenings and at night.

Stock Option Program
see: ESOP

Transdermal
Through the skin

Ulcers
Inflammatory processes in the skin and mucous membranes caused by local oxygen deficiency, obstructed circulation of blood, infections, etc.

Urinary incontinence
see: incontinence

Urology
Medical speciality dealing with changes and diseases of male and female urinary passages as well as the male sex organ

Uroselectiv
Concerning only the urological organs

US-GAAP (United States Generally Accepted Accounting Principles)
US-american reporting standards

Imprint

Published by:
SCHWARZ PHARMA AG
Alfred-Nobel-Strasse 10
40789 Monheim, Germany
Tel +49 2173 48 0
Fax +49 2173 48 1608
E-mail info@schwarzpharma.com
Internet www.schwarzpharma.com

Contact Investor Relations:
Corporate Communications
Antje Witte
Tel +49 2173 48 1866
Fax +49 2173 48 1856
E-mail antje.witte@schwarzpharma.com

The complete consolidated financial statements – established in Euro – will be published in the Bundesanzeiger and deposited with the Handelsregister (Commercial Register) of the Amtsgericht (Local Court) of Duesseldorf.

The full consolidated financial statements in German and English are published on the Internet: www.schwarzpharma.com

This report is also available in German.

Photograph: Bert Brüggemann, Hamburg/Germany